File No. 812-14580
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
___________________________________________________________________
AMENDED AND RESTATED
APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
AND FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT
 FROM SECTION 17(a) OF THE ACT
___________________________________________________________________
Allianz Life Insurance Company of North America
Allianz Life Variable Account A
Allianz Life Variable Account B
5701 Golden Hills Dr.
 Minneapolis, MN 55416-1297
___________________________________________________________________
Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
28 Liberty Street, 38th Floor
 New York, NY 10005-1423
___________________________________________________________________
Allianz Variable Insurance Products Trust
5701 Golden Hills Dr.
 Minneapolis, MN 55416-1297
___________________________________________________________________
Communications, Notice, and Order to:
Erik T. Nelson, Esq. Allianz Life Insurance Company of North America 5701 Golden Hills Drive Minneapolis, MN 55416-1297	Chip C. Lunde Carlton Fields Jorden Burt 1025 Thomas Jefferson Street, NW Suite 400 East Washington, DC 20007-5208

June 27, 2016

Page 1 of 123 pages (including Appendices at page 29 and Exhibits at page 123)

UNITED STATES OF AMERICA
Before The
 SECURITIES AND EXCHANGE COMMISSION
In the Matter of:
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
ALLIANZ LIFE VARIABLE ACCOUNT A
 ALLIANZ LIFE VARIABLE ACCOUNT B
And
ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
And
ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
(File No. 812-14580)
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AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM SECTION 17(a) OF THE ACT

Allianz Life Insurance Company of North America ("Allianz Life") and Allianz Life Insurance Company of New York ("Allianz NY") (together the "Insurance Company Applicants"), and their respective separate accounts Allianz Life Variable Account A, Allianz Life Variable Account B, and Allianz Life of NY Variable Account C (collectively with the Insurance Company Applicants, the "Section 26 Applicants"), hereby submit this amended and restated application (the "Application") for an Order of the United States Securities and Exchange Commission (the "Commission") pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), approving the proposed substitution (each a "Substitution," and collectively the "Substitutions")  of certain securities held by Allianz Life Variable Account A ("Allianz Account A"), Allianz Life Variable Account B ("Allianz Account B"), or Allianz Life of NY Variable Account C ("Allianz Account C") (collectively, the "Separate Accounts" or the "Separate Account Applicants") to support certain individual variable annuity and variable life insurance contracts (the "Contracts") issued by Allianz Life and Allianz NY.
The Section 26 Applicants and the Allianz Variable Insurance Products Trust (the "VIP Trust") (together, the "Section 17 Applicants") also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming shares issued by each applicable Target Fund (as defined herein) in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the applicable Destination Funds (as defined herein) (the "In-Kind Transactions").

I.	STATEMENT OF FACTS
A.	The Life Companies
1.	Allianz Life Insurance Company of North America
Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896.  Allianz Life offers fixed and variable annuities and individual life insurance.  Allianz Life is licensed to do direct business in 49 states and the District of Columbia.  Allianz Life is an indirect, wholly-owned subsidiary of Allianz SE, a "Societas Europaea" or European stock corporation.  Allianz SE is one of the world's largest insurance and financial services companies.  Allianz SE is headquartered in Munich, Germany, and has operations in more than 70 countries.  At December 31, 2015, Allianz Life had total assets of approximately $120 billion.  The principal offices of Allianz Life are located at 5701 Golden Hills Drive, Minneapolis, MN 55416-1297.
2.	Allianz Life Insurance Company of New York
Allianz NY is a stock life insurance company organized under the laws of the state of New York on September 21, 1982.  Allianz NY offers fixed and variable annuities.  Allianz NY is licensed to do direct business in six states, including New York and the District of Columbia.  Allianz NY is a wholly-owned subsidiary of Allianz Life and an indirect, wholly-owned subsidiary of Allianz SE.  At December 31, 2015, Allianz NY had total assets of approximately $2.9 billion.  Its principal offices are located at 28 Liberty Street, 38th Floor, New York, NY 10005.
B.	The Separate Accounts
Allianz Life is the depositor and sponsor of Allianz Account A and Allianz Account B, and Allianz NY is the depositor and sponsor of Allianz Account C, as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts.  Each of the Separate Account Applicants meets the definition of a "separate account" in Rule 0‑1(e) under the 1940 Act.  Under the terms of the Contracts, the assets of each Separate Account Applicant, equal to the reserves and other Contract liabilities with respect to that Separate Account Applicant, are not chargeable with liabilities arising out of any other business that its Insurance Company Applicant depositor may conduct.  Each Separate Account is divided into subaccounts (each a "Subaccount," collectively, the "Subaccounts").  Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund ("Fund").  The income, and gains and losses, realized or unrealized, from the assets allocated to each Subaccount of each Separate Account Applicant will be credited to or charged against that Subaccount without regard to other income, gains, or losses of its Insurance Company Applicant depositor.
1.	Allianz Life Variable Account A
Allianz Account A is a segregated asset account of Allianz Life.  Allianz Account A was established by Allianz Life on May 31, 1985, under Minnesota insurance laws.  Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life.  Allianz Account A is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific underlying registered investment company or portfolio thereof (each an "Investment Option").  Allianz Account A is registered as a unit investment trust under the 1940 Act (File No. 811-04965).  Allianz Life is the legal owner of the assets in Allianz Account A.  Allianz Life does not currently issue any new Contracts that allow Contract owners to invest in any of the Subaccounts of Allianz Account A.
2.	Allianz Life Variable Account B
Allianz Account B is a segregated asset account of Allianz Life.  Allianz Account B was established by Allianz Life on May 31, 1985, under Minnesota insurance laws.  Allianz Account B is used to fund certain variable annuity contracts issued by Allianz Life.  Allianz Account B is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option.  Allianz Account B is registered as a unit investment trust under the 1940 Act (File No. 811-05618).  Allianz Life is the legal owner of the assets in Allianz Account B.
3.	Allianz Life of NY Variable Account C
Allianz Account C is a segregated asset account of Allianz NY.  Allianz Account C was established by Allianz NY on February 26, 1988, under New York insurance laws.  Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY.  Allianz Account C is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option.  Allianz Account C is registered as a unit investment trust under the 1940 Act (File No. 811-05716).  Allianz NY is the legal owner of the assets in Allianz Account C.
C.	The Contracts
The Contracts are variable annuity contracts and variable life insurance policies.  Allianz Life currently issues individual deferred variable annuity contracts and has previously issued immediate variable annuity contracts and variable life insurance policies.  Allianz NY issues individual deferred variable annuity contracts offered for sale in New York.
Allianz Life Financial Services, LLC ("Allianz Life Financial"), a Minnesota limited liability company and a wholly owned subsidiary of Allianz Life, serves as the principal underwriter of the Contracts.  Allianz Life Financial is located at 5701 Golden Hills Drive, Minneapolis, MN 55416.  Allianz Life Financial is registered as a broker dealer with the Commission under the Securities Exchange Act of 1934 (the "1934 Act") as well as with the securities commissions in the states in which it operates.  Allianz Life Financial does not itself sell the Contracts on a retail basis.  Rather, Allianz Life Financial enters into selling agreements with other broker-dealers registered under the 1934 Act for the sale of the Contracts (selling firms).  These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer.
Currently, Allianz Life has no effective registration statements for Contracts sponsored by Allianz Account A.  The table below shows effective registration statements with the Commission for Contracts sponsored by Allianz Account B that offer one or more of the Target Funds as an Investment Option:

Allianz Account B
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
333-82329	Allianz Alterity	Variable Deferred Annuity	27 / 27
333-169265	Allianz Connections	Variable Deferred Annuity	69 / 68
333-182989	Allianz Connections	Variable Deferred Annuity	69 / 68
333-90260	Allianz High Five	Variable Deferred Annuity	59 / 47
333-95729	Allianz Rewards	Variable Deferred Annuity	27 / 27
333-166408	Allianz Retirement Pro	Variable Deferred Annuity	80 / 78
333-139701	Allianz Vision	Variable Deferred Annuity	69 / 68
333-171427	Allianz Vision	Variable Deferred Annuity	69 / 68
333-182987	Allianz Vision	Variable Deferred Annuity	69 / 68
*	Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.
The following table shows registration statements that are effective, but no longer updated for Contracts sponsored by Allianz Account A and Allianz Account B (the "A and B Great Wested Contracts"), which offer one or more of the Target Funds as an Investment Option:
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
Great Wested Contracts – Allianz Account A
33-11158	Allianz ValueLife	Flexible Premium Variable Universal Life	29 / 27
333-60206	USAllianz LifeFund	Flexible Premium Variable Universal Life	39 / 30
33-15464	Valuemark Life	Single Premium Variable Life	29 / 27
Great Wested Contracts – Allianz Account B
333-145866	Allianz Connections	Variable Deferred Annuity	69 / 68
333-126217	Allianz Custom Income	Variable Deferred Annuity	29 / 29
333-134267	Allianz Elite	Variable Deferred Annuity	47 / 45
333-111049	Allianz High Five Bonus	Variable Deferred Annuity	55 / 47
333-120181	Allianz High Five L	Variable Deferred Annuity	54 / 47
333-180720	Allianz Retirement Advantage	Variable Deferred Annuity	80 / 78
333-63719	USAllianz Charter	Variable Deferred Annuity	38 / 29
333-101812	USAllianz Charter II	Variable Deferred Annuity	40 / 31
333-47886	USAllianz Dimensions	Variable Deferred Annuity	35 / 28
33-23035	Valuemark II	Variable Deferred Annuity	59 / 47
33-72046	Valuemark III	Variable Deferred Annuity	59 / 47
333-06709	Valuemark IV	Variable Deferred Annuity	59 / 47
33-76190	Valuemark Income Plus	Variable Immediate Annuity	49 / 40
*	Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.

Currently Allianz NY has the following effective registration statements with the Commission for Contracts sponsored by Allianz Account C that offer one or more of the Target Funds as an Investment Option:
Allianz Account C
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
333-167334	Allianz Retirement Pro NY	Variable Deferred Annuity	80 / 78
333-143195	Allianz Vision NY	Variable Deferred Annuity	69 / 68
333-171428	Allianz Vision NY	Variable Deferred Annuity	69 / 68
333-182990	Allianz Vision NY	Variable Deferred Annuity	69 / 68
*	Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.
In addition, Allianz NY has the following registration statements that are effective, but no longer updated for Contracts sponsored by Allianz Account C (the "C Great Wested Contracts"), which offer one or more of the Target Funds as an Investment Option:
Great Wested Contracts – Allianz Account C
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
333-19699	Allianz Advantage NY	Variable Deferred Annuity	61 / 50
333-105274	Allianz Charter II NY	Variable Deferred Annuity	57 / 50
333-124767	Allianz High Five NY	Variable Deferred Annuity	53 / 47
333-75718	Allianz Opportunity NY	Variable Deferred Annuity	61 / 50
333-180722	Allianz Retirement Advantage NY	Variable Deferred Annuity	80 / 78
33-26646	Valuemark II NY	Variable Deferred Annuity	29 / 27
333-19699	Valuemark IV NY	Variable Deferred Annuity	42 / 33
*	Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.
See Appendix A to the Application for more information on the availability of each of the Target Funds under each Contract, including Target Funds which are hard closed in particular Contracts.
The Contracts allow Contract owners to allocate premium and Contract value among the Subaccounts investing in a large number of Investment Options in a wide variety of asset categories that are managed by a large number of asset managers.  The exact number of Investment Options available varies from Contract to Contract depending on when the Contracts were first offered, whether the Contracts are currently offered for sale, which separate account issued the Contract, product design, and other similar factors.  All of the Contracts offer at least 27 Investment Options. The number of Investment Options available in each of the Contracts affected by the Substitution, both before and after the proposed Substitutions, is shown in the tables above.
The available Investment Options represent a wide variety of asset categories, including Short-Term Bonds, Specialty, Cash Equivalent, Intermediate-Term Bonds, High Yield Bonds, International Equity, Global Equity, Large Cap Value, Large Cap Growth, Large Cap Blend, Mid Cap, Small Cap,

and Balanced, and funds of funds with varying allocations of underlying equity funds and fixed income funds.
The available Investment Options are managed and/or subadvised by a wide variety of non-affiliated and affiliated asset managers.  Of the 121 Investment Options available through the Separate Accounts, 42 are managed by Allianz Investment Management LLC ("AIM"), an affiliate of the Insurance Company Applicants, 15 are managed by other affiliates of the Section 26 Applicants, and 64 are managed by asset managers that are not affiliates of the Section 26 Applicants.
In addition, each of the Contracts offers Contract owners one or more investment choices that reduce or eliminate principal fluctuation.  These choices are in the form of a fixed account of the Allianz Life or Allianz Life of NY general account and/or a money market Investment Option.
The Contracts provide for significant investment flexibility through permitted transfers of Contract values among the Investment Options.  In most instances, up to 12 transfers may be made during each year free of charge (the year is measured by the date of issuance of the Contract).  Under the Contracts, the Insurance Company Applicants have reserved the right to charge a $25 fee (or the lesser of $25 or 2% of the amount transferred for certain Contracts) for each transfer in excess of 12 per Contract year.  Since the Contracts are not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, the Insurance Company Applicants have reserved the right to restrict transfer activity that they determine to be excessive or inappropriate.
Certain currently-offered Contracts that are part of the Substitutions (such as Allianz Vision, Allianz Connections and Allianz Vision NY) restrict allocations that Contract owners may make to the Investment Options if they select certain optional living benefits.  Under the Allianz Vision, Allianz Connections and Allianz Vision NY Contracts, allocations to certain Investment Options are limited from the date that certain living benefits (i.e., Investment Protector, or Income Protector) are added to the Contract and these restrictions continue until the living benefit ends.  These restrictions also apply to the previously available versions of Allianz Vision, Allianz Connections and Allianz Vision NY, and previously available living benefits on both the current and previous versions of these Contracts (i.e, Target Date Benefits, Income Focus and Lifetime Benefits).  Other previously available Contracts also restricted allocations Contract owners could make to the Investment Options in the certain accounts: Allianz Retirement Pro and Allianz Retirement Pro NY Contracts restricted allocations to the Income Advantage Account, and Allianz Retirement Advantage and Allianz Retirement Advantage NY restricted allocations to the Heritage Account and Retirement Protection Account. Any limits placed on allocations or transfers to any Destination Fund under any of these Contracts will be equally restrictive or less restrictive than the corresponding Target Fund.
Under the Contracts, the Insurance Company Applicants reserve the right, subject to Commission approval and compliance with applicable laws, to substitute one of the Investment Options with another Investment Option after appropriate notice.  Moreover, the Contracts permit the Insurance Company Applicants to limit allocation of purchase payments to one or more Subaccounts that invest in an Investment Option.  The prospectuses or statements of additional information for the Contracts also contain appropriate disclosure of these rights.  Thus, subject to regulatory approval, the Contracts permit the Insurance Company Applicants to stop accepting purchase payments into one or more Investment Options and/or to substitute the shares representing an Investment Option held in a Subaccount for the shares representing another Investment Option.

D.	The VIP Trust
The Destination Funds all are series of the VIP Trust, a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-9491),1 The VIP Trust's shares are registered as securities under the Securities Act of 1933, as amended (the "1933 Act") (File No. 333-83423).
Shares of the VIP Trust are sold to separate accounts of Allianz Life and Allianz Life of NY for the purpose of funding variable annuity contracts and variable life insurance policies.  The Destination Funds, as well as all other funds offered by the VIP Trust, are managed by AIM.  AIM is registered as an investment adviser with the Commission pursuant to the Investment Advisers Act of 1940 (the "Advisers Act") (File No. 801-60167).  AIM's principal business address is 5701 Golden Hills Drive, Minneapolis, MN 55416.
Class 2 shares of Destination Funds are assessed a 12b-1 fee at an annual rate of 0.25% of average daily net assets, which is the maximum 12b-1 fee permitted under the Destination Funds' Distribution Plan.  Pursuant to a Multiple Class Plan established pursuant to Rule 18f-3 under the 1940 Act, the VIP Trust currently is authorized to issue two classes of shares, Class 1 and Class 2, for the AZL S&P 500 Index Fund.  Class 1 and Class 2 shares are substantially identical, except that Class 1 shares are not subject to a 12b-1 fee, while Class 2 shares are subject to a 12b-1 fee.  Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the AZL International Index Fund, the AZL Mid Cap Index Fund, the AZL Morgan Stanley Global Real Estate Fund, the AZL Pyramis Total Bond Fund, the AZL Russell 1000 Growth Index Fund, the AZL Russell 1000 Value Index Fund and the AZL Small Cap Stock Index Fund, solely for the purpose of receiving assets in connection with the Substitution.
Pursuant to a "manager of managers" exemptive order issued by the Commission pursuant to Section 6(c) of the 1940 Act providing an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act (Order No. 25734, dated September 17, 2002), AIM selects and manages subadvisers ("Subadvisers") for the various series of the VIP Trust, subject to the oversight of the Board of Trustees of the VIP Trust, without obtaining shareholder approval (the "Manager of Managers Order").  The relief granted in the Manager of Managers Order extends to the Destination Funds.  Each of the Destination Funds is offered to Contract owners via a prospectus containing disclosure (1) describing the existence, substance, and effect of the Manager of Managers Order; (2) holding the Destination Fund out to the public as employing the management structure described in the application for the Manager of Managers Order; and (3) explaining that AIM has the ultimate responsibility (subject to oversight by the Board of Trustees of the VIP Trust) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

1  Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

II.	PROPOSED SUBSTITUTIONS
A.	The Destination Funds
Each Insurance Company Applicant, on behalf of itself and its Separate Account(s), proposes to exercise its contractual rights and substitute shares of one Fund for that of another Fund by replacing the shares of 22 existing Funds listed below (the "Target Funds") that are held in Subaccounts of their Separate Accounts with shares of the corresponding replacement Funds listed below (the "Destination Funds").
Substitutions	Target Fund	Destination Fund
1	Invesco V.I. International Growth Fund Series 1	AZL® International Index Fund Class 1
2	Oppenheimer Global Fund/VA Non-Service Shares	AZL® International Index Fund Class 1
3	SP International Growth Portfolio Class II	AZL® International Index Fund Class 2
4	Templeton Foreign VIP Fund Class 1 Templeton Foreign VIP Fund Class 2	AZL® International Index Fund Class 1 AZL® International Index Fund Class 2
5	Alger Mid Cap Growth Portfolio Class 1	AZL® Mid Cap Index Fund Class 1
6	Franklin Small-Mid Cap Growth VIP Fund Class 1 Franklin Small-Mid Cap Growth VIP Fund Class 2	AZL® Mid Cap Index Fund Class 1 AZL® Mid Cap Index Fund Class 2
7	Franklin Global Real Estate VIP Fund Class 1 Franklin Global Real Estate VIP Fund Class 2	AZL® Morgan Stanley Global Real Estate Fund Class 1 AZL® Morgan Stanley Global Real Estate Fund Class 2
8	Franklin High Income VIP Fund Class 1 Franklin High Income VIP Fund Class 2	AZL® Pyramis Total Bond Fund Class 1 AZL® Pyramis Total Bond Fund Class 2
9	Alger Capital Appreciation Portfolio Class 1	AZL® Russell 1000 Growth Index Fund Class 1
10	Alger Large Cap Growth Portfolio Class 1	AZL® Russell 1000 Growth Index Fund Class 1
11	Franklin Large Cap Growth VIP Fund Class 1 Franklin Large Cap Growth VIP Fund Class 2	AZL® Russell 1000 Growth Index Fund Class 1 AZL® Russell 1000 Growth Index Fund Class 2
12	Invesco V.I. American Franchise Fund Series I Invesco V.I. American Franchise Fund Series II	AZL® Russell 1000 Growth Index Fund Class 1 AZL® Russell 1000 Growth Index Fund Class 2
13	Jennison Portfolio Class II	AZL® Russell 1000 Growth Index Fund Class 2
14	Davis VA Value Portfolio Class 1	AZL® Russell 1000 Value Index Fund Class 1
15	Franklin Growth and Income VIP Fund Class 1 Franklin Growth and Income VIP Fund Class 2	AZL® Russell 1000 Value Index Fund Class 1 AZL® Russell 1000 Value Index Fund Class 2
16	Invesco V.I. Growth & Income Fund Series I	AZL® Russell 1000 Value Index Fund Class 1
17	Invesco V.I. Core Equity Fund Series I	AZL® S&P 500 Index Fund Class 1
18	JPMorgan Insurance Trust U.S. Equity Portfolio Class 1	AZL® S&P 500 Index Fund Class 1
19	Oppenheimer Main Street Fund/VA Class 1	AZL® S&P 500 Index Fund Class 1
20	Alger Small Cap Growth Portfolio Class 1	AZL® Small Cap Stock Index Fund Class 1
21	Columbia Variable Portfolio – Select Smaller-Cap Value Fund Class 1	AZL® Small Cap Stock Index Fund Class 1
22	Franklin Small Cap Value VIP Fund Class 1 Franklin Small Cap Value VIP Fund Class 2	AZL® Small Cap Stock Index Fund Class 1 AZL® Small Cap Stock Index Fund Class 2

B.	Reasons for the Proposed Substitutions
The proposed Substitutions are part of an ongoing effort by the Insurance Company Applicants to not only make their Contracts more attractive to existing and prospective Contract owners, but also to make the Contracts more efficient to administer.  The Section 26 Applicants believe the proposed Substitutions will help to accomplish these goals for the following reasons:

1. Consolidation of Overlapping Funds. The proposed Substitutions are designed and intended to simplify the menu of Investment Options by eliminating certain overlapping Fund offerings that largely duplicate one another by having substantially similar investment objectives, strategies and risks. The Section 26 Applicants believe that eliminating Investment Option redundancy via the proposed Substitutions would result in a more consolidated and attractive menu of Investment Options under the Contracts. Moreover, because the proposed Substitutions involve consolidating duplicative Investment Options, the Section 26 Applicants submit that the diversity of Investment Options available under the Contracts will be maintained.  In addition, the Contracts will continue to offer a significant number of alternative Investment Options offering a range of investment objectives and strategies.
2. The Same or Lower Fund Operating Expenses. The management fee and the total annual operating expenses for each Destination Fund are lower than those of the corresponding Target Fund(s).  In addition, in each case the share class of the Destination Fund is the same as the share class of the corresponding Target Fund(s) with respect to the imposition of Rule 12b-1 fees.
The Section 26 Applicants further agree that they will cause AIM, as the Manager of each Destination Fund, to enter into a written contract with the Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2015. The Section 26 Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date.
The Section 26 Applicants believe that the lower Fund expenses will appeal to both existing and prospective Contract owners.
3. More Efficient Contract Administration. The proposed Substitutions are part of an overall business plan of the Insurance Company Applicants to make their respective products more efficient to monitor and administer and more competitive (both in terms of new sales and the retention of existing business).  The Insurance Company Applicants believe that more concentrated and streamlined operations for Investment Options will result in increased operational and administrative efficiencies and economies of scale for the Insurance Company Applicants.  In particular, the Insurance Company Applicants feel that concentrating the number of non-affiliated asset managers that advise or subadvise the Investment Options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and Contract owners, and simplify the preparation of various reports and disclosure documents.
4. Improved Fund Manager Selection. Each of the proposed Substitutions would replace an Investment Option that is managed by an unaffiliated asset manager with an Investment Option that is a Series of the VIP Trust managed by AIM.  The Insurance Company Applicants believe that by reducing the number of unaffiliated asset managers that manage Investment Options underlying their

Contracts and increasing the Investment Options for which AIM serves as the investment manager, they will increase their ability to effectively oversee the Investment Options available to Contract owners.
In addition, the proposed Substitutions will result in more Investment Options under the Contracts having the improved portfolio manager selection afforded by the Manager of Managers Order.  Under the Manager of Managers Order, the replacement of subadvisers when appropriate could be effected more efficiently and the need for fund changes that may affect Contract owners may be reduced.  The Section 26 Applicants believe this will appeal to both existing and prospective Contract owners.
5. No Expense to Contract Owners. Finally, the proposed Substitutions are designed to provide Contract owners with the ability to continue their investment in similar Investment Options without interruptions and at no additional cost to them. In this regard, the Insurance Company Applicants or an affiliate will bear all expenses and transaction costs incurred in connection with the proposed Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract value for each Contract owner impacted by the proposed Substitutions will not change as a result of the Substitutions.
Further, the Section 26 Applicants note that, because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions.  What effect the proposed Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Target Funds and Destination Funds, which Section 26 Applicants cannot predict.  Nevertheless, Section 26 Applicants note that at the time of the proposed Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

For these reasons and the reasons discussed below, the Section 26 Applicants believe that substituting the Destination Funds for each of the corresponding Target Funds is appropriate and in the best interests of the Contract owners.
C.	Comparison of Target Funds and Destination Funds
Set out below is a discussion of some of the similarities and differences between the Target Funds and Destination Funds based on a review of their most recent prospectuses.  Additional side-by-side comparisons of the Target Funds and Destination Funds appear in Appendices B - C hereto.
1.	Investment Advisers and Subadvisers
The Substitutions involve moving the assets attributable to the Contracts from Target Funds managed by investment advisers ("Investment Advisers") that are not affiliates of the Insurance Company Applicants to Destination Funds that are managed by AIM which is an affiliate of the Insurance Company Applicants.  Specifically, the Substitutions will involve the following Investment Advisers and Subadvisers:

Substitution	Existing Adviser/Subadviser	New Adviser	New Subadviser(s)
1	Invesco Advisers, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
2	OFI Global Asset Management, Inc./ OppenheimerFunds, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
3	Prudential Investments LLC/ William Blair & Company, LLC; Neuberger Berman Management LLC; Jennison Associates LLC.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
4	Templeton Investment Counsel, LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
5	Fred Alger Management, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
6	Franklin Advisers, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
7	Franklin Templeton Institutional, LLC (FT Institutional)	Allianz Investment Management LLC	Morgan Stanley Investment Management, Inc.[2]
8	Franklin Advisers, Inc.	Allianz Investment Management LLC	Pyramis Global Advisors, LLC
9	Fred Alger Management, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
10	Fred Alger Management, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
11	Franklin Advisers, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
12	Invesco Advisers, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
13	Prudential Investments LLC/ Jennison Associates LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
14	Davis Selected Advisers, L.P./ Davis Selected Advisers-NY, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
15	Franklin Advisers, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC

2 AZL Morgan Stanley Global Real Estate Fund is subadvised by Morgan Stanley Investment Management, Inc. ("MSIM").  The following affiliates of MSIM serve as sub-subadvisers to the AZL Morgan Stanley Global Real Estate Fund, and are responsible for day-to-day management of the Fund's assets:  (i) Morgan Stanley Investment Management Limited (London) and (ii) Morgan Stanley Investment Management Company (Singapore).

Substitution	Existing Adviser/Subadviser	New Adviser	New Subadviser(s)
16	Invesco Advisers, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
17	Invesco Advisers, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
18	JPMorgan Investment Management, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
19	OFI Global Asset Management, Inc./ OppenheimerFunds, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
20	Fred Alger Management, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
21	Columbia Management Investment Advisers, LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
22	Franklin Advisory Services, LLC (Advisory Services)	Allianz Investment Management LLC	BlackRock Investment Management, LLC

2.	Investment Objectives, Principal Investment Strategies and Risks
In each of the proposed Substitutions, the investment objective, principal investment strategies and principal risks of each Target Fund are similar or substantially similar to those of the corresponding Destination Fund.
A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix B, hereto.  The following is a narrative comparison of certain similarities and differences among the Target Funds and corresponding Destination Funds.
a.
Proposed Substitutions 1 through 4: The Section 26 Applicants seek to replace four actively-managed Target Funds, having an international, foreign or global focus, with a passively-managed Destination Fund, which is an international index fund. The Section 26 Applicants submit that the investment objectives, principal investment strategies and principal risks of each Target Fund and the Destination Fund are substantially similar.  The investment objective of each Target Fund is either capital appreciation or long-term growth of capital; the investment objective of the Destination Fund is to seek to match the performance of the MSCI EAFE Index as closely as possible. All of the Funds pursue their investment objectives by investing primarily in foreign equity securities. The Section 26 Applicants note that the strategy of the Oppenheimer Global Target Fund is to invest mainly in common stock of U.S. and foreign companies; however, the Fund may invest without limit in foreign securities, and over the last 5 years, the Fund's average quarterly allocation to international stocks has been 59%, ranging from 54% to 63%, based on Morningstar data. In addition, some differences exist with respect to the Funds' allocations among various asset classes, capitalizations, country selection and use of derivatives. Nevertheless, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to foreign equities.
b.
Proposed Substitutions 5 and 6: The Section 26 Applicants seek to replace two actively-managed Target Funds, having a small/mid- or mid-cap focus, with a passively-managed Destination Fund, which is a mid-cap index fund. The Section 26 Applicants submit that the investment objectives, principal investment strategies and principal risks of each Target Fund and the Destination Fund are substantially similar.  The investment objective of each Target Fund is either long-term capital appreciation or growth; the investment objective of the Destination Fund is to seek to match the performance of the Standard & Poor's MidCap 400 Index as closely as possible. Each Fund pursues its objective by investing at least 80% of its net assets in equity securities of mid-cap companies, except that the Franklin Target Fund states that it invests primarily in both small cap and mid-cap companies. The Section 26 Applicants note that, over the last five years, the Franklin Target fund averaged 61.2% of assets in mid cap stocks and 15.1% in small-cap stocks, as compared to the Target Fund which averaged 67.9% in mid-cap stocks and 24.9% in small-cap stocks, based on Morningstar data and classifications. The reference index and corresponding market cap range for each Fund's principal investment strategy is shown in the following table:

Fund	Reference Index for Principal Investment Strategy	Corresponding Market Cap Range (at 12/31/15)
Alger Target Fund
80% of net assets in equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the Russell Midcap Growth Index or the S&P MidCap 400 Index
$231 million to $30.5 billion
Franklin Target Fund
80% of its net assets in equity securities of companies that, at the time of purchase, have total market capitalization within the rage of companies included in the Russell 2500 Index (small-cap) or the Russell Midcap Index
$15 million to $30.5 billion
Destination Fund
80% of net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts
$231 million to $12.6 billion

The Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to mid-cap equities. For Contact owners seeking exposure to small-cap companies, the Section 26 Applicants note that all of the Contracts will offer an Investment Option with exposure to small-cap companies.
c.
Proposed Substitution 7: The Section 26 Applicants seek to replace one actively-managed global real estate fund with a comparable actively-managed global real estate fund. The Section 26 Applicants submit that the investment objectives, principal investment strategies and principal risks of the Target and Destination Fund are substantially similar.  The investment objective of the Target Fund is high total return; the investment objective of the Destination Fund is income and capital appreciation. Both Funds invest primarily in equity securities of companies in the real estate industry located anywhere in the world.  Both Funds use an active management approach to investing.  Certain differences in the Funds' descriptions of strategies and risks exist.  For example, the Target Fund's investment manager combines a "bottom up" analysis of individual stock and real estate market fundamentals with top-down macro overlays, whereas the Destination Fund's subadviser emphasizes a "bottom-up stock selection with a top-down global allocation."  In addition, the Target Fund's prospectus states it will invest at least 40% of its net assets in foreign securities.  However, both Funds identify real estate, foreign securities and emerging markets as principal risks.  Despite certain differences in how the strategies and risks are described, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to global real estate investments.

d.
Proposed Substitution 8: The Section 26 Applicants seek to replace an actively-managed bond fund with a comparable actively-managed bond fund. The Section 26 Applicants submit that the investment objectives, principal investment strategies and principal risks of the Target Fund and Destination Fund are similar.  The investment objective of the Franklin Target Fund is to earn a high level of current income, with capital appreciation as a secondary goal, and the objective for the Destination Fund is to seek a high level of current income. The Funds pursue their objectives by investing primarily in debt securities.  The primary difference among the Funds is the degree to which they may invest in high-yield debt securities.  The Franklin Target Fund invests predominantly (up to 100%) in high yield, lower-rated debt securities. The Destination Fund invests at least 80% of its net assets in investment-grade debt securities and may only invest up to 20% of its assets in lower-quality debt securities.  The Section 26 Applications also note that the average effective duration of the fixed income securities held by the Destination Fund (5.45 years) is comparable to that of the Target Fund (4.32 years).  Certain other differences in the Funds' descriptions of strategies and risks exist.  For example, the prospectus of the Target Fund describes an active security selection process, whereas the Destination Fund's subadviser uses the Barclays U.S. Aggregate Bond Index as a guide in structuring the Fund and selecting its investments and manages the Fund to have similar overall interest rate risk to the index (however, the Fund is not a "passive" index fund).  In addition, the Destination Fund's principal risks include derivatives risk and private placed securities risk. Despite certain differences in how the strategies and risks are described, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to debt securities and high current income.

e.
Proposed Substitutions 9 through 13: The Section 26 Applicants seek to replace five growth-oriented, actively-managed equity funds with a passively-managed growth index fund. The Section 26 Applicants submit that the investment objectives, principal investment strategies and principal risks of each Target Fund and Destination Fund are substantially similar.  The investment objective of each Target Fund is either capital appreciation or growth; the Destination Fund seeks to match the total return of the Russell 1000 Growth Index.  In addition, all of the Funds invest primarily in equity securities based on expected growth characteristics.  Certain differences in the Funds' strategies and risks exist.  For example, the Target Funds generally use an active management approach while the Destination Fund uses a passive strategy to track its target index.  In addition, the Funds' actual allocations to various capitalizations vary somewhat. Although all of the Funds tend towards larger-capitalization investments, some of the Target Funds describe investments in smaller- and mid-cap securities.  In addition, while some of the Target Funds disclose varying allocations to foreign investments, the Destination Fund does not include investments in foreign securities in its principal investment strategies.  Despite certain differences in how the strategies and risks are described, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a larger-cap, growth-oriented strategy.

f.
Proposed Substitutions 14 through 16: The Section 26 Applicants seek to replace three value-oriented, actively-managed equity funds with a passively-managed value index fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives, principal investment strategies and principal risks are substantially similar.  The investment objective of each Target Fund is either long-term growth of capital or capital appreciation; two also seek income. The Destination Fund seeks to match the total return of the Russell 1000 Value Index.  All of the Funds apply a value-based selection process to achieve their objective. All of the Funds invest primarily or substantially in large-cap equities. Certain differences exist among the Funds.  The Target Funds generally use an active management investment approach while the Destination Fund uses a more passive strategy to track its target index.  In addition, several of the Target Funds may invest to varying degrees in foreign securities and in small- or mid-cap companies. However, the Target Funds invest primarily in large cap and U.S. stocks. Despite certain differences in how the strategies and risks are described, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a larger-cap, value-oriented strategy.

g.
Proposed Substitutions 17 through 19: The Section 26 Applicants seek to replace three actively-managed equity funds with a passively-managed index fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives, principal investment strategies and principal risks are substantially similar.  The investment objective of each Target Fund is total return, growth of capital, capital appreciation or growth and income; the Destination Fund seeks to match the total return of the S&P 500 Index.  All of the Funds seek to achieve their objectives by investing principally in a broad selection of U.S. equities. Certain differences exist among the Funds.  For example, the Target Funds invest in varying market capitalizations; the Destination Fund is invested in large-cap companies of the S&P

500. The Target Funds generally use an active management investment approach, while the Destination Fund uses a more passive strategy to track its target index.  Several of the Target Funds may invest in foreign securities. Despite certain differences in how the strategies and risks are described, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a core U.S. equity strategy.

h.
Proposed Substitutions 20 through 22: The Section 26 Applicants seek to replace three actively-managed Target Funds, having a small-cap focus, with a passively-managed Destination Fund, which is a small-cap index fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives, principal investment strategies and principal risks are substantially similar.  The investment objective of each Target Fund is long-term capital appreciation, capital growth or total return, and the Destination Fund seeks to match the performance of the S&P SmallCap 600 Index.  In addition, all of the Funds seek to achieve their objectives by investing primarily in small-cap equity securities of U.S. issuers.  Certain differences in the Funds' strategies and risks exist.  For example, the Target Funds generally use an active management approach while the Destination Fund uses a more passive strategy to track its target index.  In addition, two of the Target Funds use a growth style of investing while one uses a value style of investing.  The S&P SmallCap 600 Index is a blend. Further two of the Target Funds describe the ability to invest up to 25% in foreign securities; however, those Funds have not substantially invested in foreign securities. The Columbia Target Fund held only 0.3% and the Franklin Target Fund only 3.5% in non-U.S. stocks on average over the last 5 years. The Franklin Target Fund also discloses that it may invest in equity real estate investment trusts. Despite certain differences in how the strategies and risks are described, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to U.S. small-cap equities.

3.	Fees and Expenses and Net Assets
A complete side-by-side comparison of fees and expenses for each Substitution appears in Appendix C, hereto.  For all Substitutions, the management fees and total annual fund operating expenses of each Destination Fund are lower than those of the corresponding Target Fund.
Further, the Section 26 Applicants agree that they will cause AIM, as the Manager of each Destination Fund, to enter into a written contract with the Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2015. Consequently, Contract owners affected by the Substitution may expect fees and expenses in the new Investment Options to be no higher than, and in most cases much lower than, the previously held Investment Options.
A side-by-side comparison of the net asset values of the Target Funds and corresponding Destination Funds also appears in Appendix C, hereto.

4.	Performance History
The following table shows average annual total returns as of December 31, 2015, for each Destination Fund and each Target Fund.
Destination Fund Target Fund	1 year	5 years	10 years	Since inception	Inception date
AZL International Index Fund – Class 2*	-1.39%	2.94%	NA	7.78%	05-01-2009
Invesco V.I. International Growth Fund – Class 1	-2.34%	4.67%	5.34%	7.12%	05-05-1993
Oppenheimer Global Fund/VA – Class 1	3.94%	8.53%	6.21%	--%	11-12-1990
SP International Growth Portfolio – Class 2	3.09%	3.43%	2.70%	--%	12-15-2000
Templeton Foreign VIP Fund – Class 1	-6.31%	1.80%	3.23%	--%	05-01-1992
Templeton Foreign VIP Fund – Class 2	-6.49%	1.55%	2.98%	--%	05-01-1992
AZL Mid Cap Index Fund – Class 2*	-2.67%	10.06%	NA	15.64%	05-01-2009
Alger American Mid Cap Growth Portfolio – Class 1	-1.56%	9.01%	5.34%	10.53%	05-03-1993
Franklin Small-Mid Cap Growth VIP Fund – Class 1	-2.44%	9.07%	7.13%	--%	11-01-1995
Franklin Small-Mid Cap Growth VIP Fund – Class 2	-2.66%	8.80%	6.87%	--%	11-01-1995
AZL Morgan Stanley Global Real Estate Fund – Class 2*	-1.34%	6.22%	NA	3.38%	05-01-2006
Franklin Global Real Estate VIP Fund – Class 1	0.83%	7.57%	1.45%	--%	01-24-1989
Franklin Global Real Estate VIP Fund – Class 2	0.57%	7.31%	1.20%	--%	01-24-1989
AZL Pyramis Total Bond Fund – Class 2*	-0.89%	NA	NA	0.82%	09-05-2012
Franklin High Income VIP Fund – Class 1	-8.88%	3.68%	5.38%	--%	01-24-1989
Franklin High Income VIP Fund – Class 2	-9.12%	3.43%	5.11%	--%	01-24-1989
AZL Russell 1000 Growth Index Fund – Class 2*	4.86%	12.69%	NA	12.89%	04-30-2010
Alger Capital Appreciation Portfolio – Class 1	6.19%	14.01%	11.23%	13.15%	01-25-1995
Alger Large Cap Growth Portfolio – Class 1	1.72%	10.79%	6.61%	10.52%	01-06-1989
Franklin Large Cap Growth VIP Fund – Class 1	5.89%	11.36%	6.83%	--%	05-01-1996
Franklin Large Cap Growth VIP Fund – Class 2	5.62%	11.08%	6.56%	--%	05-01-1996
Invesco V.I. American Franchise Fund – Class 1	5.01%	11.23%	7.60%	9.03%	07-03-1995
Invesco V.I. American Franchise Fund – Class 2	4.75%	10.95%	7.33%	0.36%	09-18-2000
Jennison Portfolio – Class 2	11.03%	14.04%	8.03%	--%	02-08-2000
AZL Russell 1000 Value Index Fund – Class 2*	-4.42%	10.49	NA	10.11%	04-30-2010
Davis VA Value Portfolio – Class 1	1.60%	9.27%	5.16%	4.96%	07-01-1999
Franklin Growth and Income VIP Fund – Class 1	-0.62%	10.29%	5.93%	--%	01-24-1989
Franklin Growth and Income VIP Fund – Class 2	-0.91%	10.00%	5.66%	--%	01-24-1989
Invesco V.I. Growth & Income Fund – Class 1	-3.06%	10.00%	6.23%	8.51%	12-23-1996
AZL S&P 500 Index Fund – Class 1	1.16%	12.28%	NA	5.49%	05-14-2007
Invesco V.I. Core Equity Fund – Class 1	-5.77%	8.43%	6.39%	7.82%	05-02-1994
JPMorgan Ins. Trust U.S. Equity Port. – Class 1	0.86%	12.56%	8.66%	--%	03-30-1995
Oppenheimer Main Street Fund/VA – Class 1	3.33%	11.99%	6.85%	--%	07-05-1995
AZL Small Cap Stock Index Fund – Class 2*	-2.49%	10.88%	NA	6.36%	05-01-2007
Alger American Small Cap Growth Port. – Class 1	-3.32%	7.26%	6.88%	9.57%	09-21-1988
Columbia Variable Portfolio – Select Smaller-Cap Value Fund – Class 1	-3.06%	10.53%	6.76%	--%	05-03-2010
Franklin Small Cap Value VIP Fund – Class 1	-7.18%	7.93%	6.51%	--%	05-01-1998
Franklin Small Cap Value VIP Fund – Class 2	-7.39%	7.65%	6.24%	--%	05-01-1998
*	Other than the AZL S&P 500 Index Fund, the Destination Funds do not currently offer Class 1 shares; therefore, performance history is only available for Class 2 shares of those Funds. Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the Destination Funds, solely for the purpose of receiving assets in connection with the Substitutions.

The Section 26 Applicants submit that each Destination Fund has achieved favorable performance results for the periods since its inception.  For most Substitutions, the Destination Funds have achieved better or comparable investment performance relative to its corresponding Target Fund(s).  In other cases, the Destination Fund's performance is consistent with its strategy of tracking its benchmark index, and relative risk profile.

D.	Procedures for the Proposed Substitutions

1. Prospectus Supplements. The proposed Substitutions will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission (collectively, "Supplements") and delivered to all affected Contract owners at least 30 days before the date the proposed Substitution is effected (the "Substitution Date").  The Supplements will give Contract owners notice of the respective Insurance Company Applicant's intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Target Funds as described herein on the Substitution Date. The Supplements also will advise Contract owners that for at least thirty (30) days before the Substitution Date, Contract owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in a Target Fund ("Target Fund Subaccount") to any other available Subaccounts offered under their Contract without any transfer charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, the Supplements will (a) instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; (b) advise Contract owners that any Contract value remaining in a Target Fund Subaccount on the Substitution Date will be transferred to a Subaccount investing in the corresponding Destination Fund ("Destination Fund Subaccount"), and that the Substitutions will take place at relative net asset value; (c) inform Contract owners that for at least thirty (30) days following the Substitution Date ("Free Transfer Period"), the Insurance Company Applicants will permit Contract owners to make transfers of Contract value out of each Destination Fund Subaccount to any other available Subaccounts offered under their Contracts in accordance with their Contract terms without the transfer being counted as a transfer for purposes of transfer frequency limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract owners that, except as described in the market timing limitations section or limitations imposed by living benefit riders of the relevant prospectus or disclosure document, the respective Insurance Company Applicant will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Destination Fund Subaccount for the Free Transfer Period.

The Section 26 Applicants will send the Supplements containing this disclosure to all existing Contract owners at least 30 days prior to the Substitution Date. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the Supplements, as well as prospectuses and supplements for the Destination Funds. The Contract prospectus and Supplement, and the prospectuses and supplements for the Destination Funds will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

2. Confirmation Statements. In addition to the Supplements distributed to Contract owners, within five (5) business days after the Substitution Date, the Insurance Company Applicants will send Contract owners a written confirmation of the completed proposed Substitutions in accordance with Rule 10b-10 under the 1934 Act. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Insurance Company Applicants also will send each Contract owner current prospectuses for the Destination Funds involved to the extent that they have not previously received a copy.

3. Redemption and Purchase of Shares. Each Substitution will take place at the applicable Target and Destination Funds' relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the proposed Substitutions will have no negative financial impact on any Contract owner. Each proposed Substitution will be effected by having each Target Fund Subaccount redeem its Target Fund shares in cash and/or in-kind (as described herein) on the Substitution Date at net asset value per share and purchase shares of the appropriate Destination Fund at net asset value per share calculated on the same date.
The process for accomplishing the transfer of assets from each Target Fund to its corresponding Destination Fund will be determined on a case-by-case basis. In some cases, it is expected that the Substitutions will be effected by redeeming shares of a Target Fund for cash and using the cash to purchase shares of the Destination Fund. In other cases, it is expected that the Substitutions will be effected by redeeming the shares of a Target Fund in-kind; those assets will then be contributed in-kind to the corresponding Destination Fund to purchase shares of that Fund. All in-kind redemptions from a Target Fund of which any of the Section 26 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission staff's no-action letter issued to Signature Financial Group, Inc. (Dec. 28, 1999). In-kind purchases of shares of a Destination Fund will be conducted as described in Section IV of this Application.

4. Limits on Expenses. The Insurance Company Applicants or an affiliate will pay all expenses and transaction costs reasonably related to the proposed Substitutions, including all legal, accounting, and brokerage expenses relating to the proposed Substitutions, the below described disclosure documents, and this Application. No costs of the proposed Substitutions will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or the obligations of the Insurance Company Applicants under the Contracts be altered in any way. The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the proposed Substitutions. No fees will be charged on the transfers made on the Substitution Date because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or, if applicable, for determining the number of remaining permissible transfers in a Contract year.

As previously noted, the Section 26 Applicants agree that they will cause AIM, as the Manager of each Destination Fund, to enter into a written contract with the Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2015.

III.	REQUEST FOR ORDER OF APPROVAL PURSUANT TO SECTION 26(c)
A.	Applicable Law
Section 26(c) of the 1940 Act provides as follows:
It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution.  The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.3
Section 26(c) of the 1940 Act was enacted as part of the Investment Company Act Amendments of 1970.  In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted security,4 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust be approved by Commission order prior to effecting the transaction.5
Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts.  As the legislative history makes clear, Congress intended Section 26(c) to provide Commission scrutiny of proposed substitutions that could otherwise, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial purchase payments, an additional sales load upon reinvestment of the proceeds of redemption, or both.6 The Senate Report on the bill explained the purpose of Section 26(c) as follows:
The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for [Commission] approval of the substitution.  The [Commission] would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.7

3 The Commission has interpreted Section 26(c) (formerly Section 26(b)) to apply to "a substitution of securities in any subaccount of a registered separate account."  Adoption of Permanent Exemption from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, SEC Rel. No. IC-12678 (Sept. 21, 1982). The proscription of Section 26(c) is addressed to the depositor (here, the Insurance Company Applicants) and not the unit investment trusts (here, the Separate Account Applicants) for which the depositor serves. Nevertheless, as the Commission is aware, orders have historically been granted under Section 26(c) in the name of the depositor and the separate account. Accordingly, Section 26 Applicants here include the Separate Account Applicants.
4 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 337 (1966).
5 Id.
6 Id.
7 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4936.

Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.
B.	Basis for Section 26(c) Order
The proposed Substitutions are in furtherance of the exercise, by the Insurance Company Applicants, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the proposed Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The proposed Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1)
The proposed Substitutions will not be effected unless the Insurance Company Applicants determine that: (a) the Contracts allow the Substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the proposed Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitutions.

2)
The Insurance Company Applicants or their affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions.

3)
The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4)
The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the proposed Substitutions.

5)
The rights or obligations of the Insurance Company Applicants under the Contracts of affected Contract owners will not be altered in any way. The proposed Substitutions will not adversely affect any riders under the Contracts since each of the Destination Funds is an allowable Investment Option for use with such riders.

6)
Affected Contract owners will be permitted to make at least one transfer of Contract value from the Subaccount investing in the Target Fund (before the Substitution Date) or the Destination Fund (after the Substitution Date) to any other available Investment Option

7)
under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company Applicants will not exercise any right it may have under the Contract to impose restrictions on transfers between the Subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

8)
All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of the Target Funds with the Destination Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, Insurance Company Applicants will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Destination Fund.

9)
Insurance Company Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

10)
The Section 26 Applicants will cause AIM, as the Manager of each Destination Fund, to enter into a written contract with the Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2015. The Section 26 Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date.

C.	Applicable Precedents
The Section 26 Applicants submit that each of the proposed Substitutions is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.8

8  See, e.g., Voya Retirement Insurance and Annuity Company, et al., Investment Company Act Release No. 31552 (Apr. 15, 2015) (notice); Investment Company Act Release No. 31599 (May 12, 2015) (order) File No. 812-14302; Pacific Life Insurance Company et al., Investment Company Act Release No. 31451 (Feb. 11, 2015) (notice); Investment Company Act Release No. 31499 (Mar. 9, 2015) (order) File No. 812-14359; MetLife Insurance Company of Connecticut, et al., Investment Company Act Release No. 31000 (Mar. 31, 2014) (notice); Investment Company Act Release No. 31023 (Apr. 22, 2014) (order) File No. 812-14221; Minnesota Life Insurance Company et al., Investment Company Act Release No. 30999 (Mar. 28, 2014) (notice); Investment Company Act Release No. 31028 (Apr. 24, 2014) (order) File No. 812-14203 [hereinafter Minnesota Life]; Lincoln National Life Insurance Company, et al., Investment Company Act Release No. 30468 (Apr. 18, 2013) (notice); Investment Company Act Release No. 30517 (May 14, 2013) (order) File No. 812-14063; and AXA Equitable Life Insurance Company, et al., Investment Company Act Release No. 30373 (Jan. 31, 2013) (notice); Investment Company Act Release No. 30405 (Feb. 26, 2013) (order) File No. 812-14036.

D.	Request for an Order of Approval
The Section 26 Applicants request an Order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions on the terms set forth in this Application.  The Section 26 Applicants believe, for all of the reasons stated above, that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
IV.	REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)
The Section 17 Applicants respectfully request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A.	Applicable Law
Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from selling any security or other property to such registered investment company.  Section 17(a)(2) of the 1940 Act prohibits any of the persons described above, acting as principal, from purchasing any security or other property from such registered investment company.  Section 2(a)(3) of the 1940 Act defines the term "affiliated person" of another person in relevant part as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
The Section 17 Applicants may be considered affiliates of the Destination Funds based upon the definition of "affiliated person" in Section 2(a)(3) of the 1940 Act.  The majority of the Shares of each fund of the VIP Trust are held by the Separate Accounts.  Because shares held by a separate account of an insurance company are legally owned by the insurance company, Allianz Life and Allianz Life of NY and their affiliates collectively own of record the majority of the shares of each fund of the VIP Trust, including the Destination Funds.  Further, AIM, an affiliated person of the VIP Trust by virtue of Section 2(a)(3)(E) of the 1940 Act, is a wholly owned subsidiary of Allianz Life.  For these reasons, the VIP Trust and the Destination Funds are arguably under the control of Allianz Life and Allianz Life of NY notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts.  If the VIP Trust and the Destination Fund are under the control of Allianz Life and Allianz Life of NY, then each of Allianz Life and Allianz Life of NY, or any person controlling Allianz Life and Allianz Life of NY, or any person under common control with Allianz Life and Allianz Life of NY, is an affiliated person of the VIP Trust and the Destination Funds.  Similarly, if the VIP Trust and the Destination Funds are under the control of Allianz Life and Allianz Life of NY, then the VIP Trust and the Destination Funds are affiliated persons of Allianz Life and Allianz Life of NY, and of any persons that control Allianz Life and Allianz Life of NY or are under common control with Allianz Life and Allianz Life of NY.
At the close of business on the Substitution Date, the Insurance Company Applicants will redeem shares of each Target Fund either in-kind or in cash, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the corresponding Destination Fund, with each Subaccount of the applicable Separate Account investing the proceeds of its redemption from the Target Fund in the corresponding Destination Fund.  Thus, the proposed transactions may involve a transfer of portfolio securities by each Target Fund to Allianz Life and Allianz Life of NY.  Immediately thereafter, Allianz Life and Allianz Life of NY would purchase shares of the corresponding Destination Fund with the portfolio securities and/or cash received from the applicable Target Fund.  This aspect of the Substitution may be deemed to involve one or more sales by Allianz Life or Allianz Life of NY of securities or other property to the applicable Destination Fund, and could therefore be viewed as being prohibited by Section 17(a).  Accordingly, the Section 17 Applicants seek relief from Section 17(a) for the in-kind purchases and sales of the Destination Fund shares.9
B. Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are, or will be, consistent with the policies of each of the Target Funds and the Destination Funds involved in such Transactions, as recited in their registration statements and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a), in circumstances substantially identical in all material respects to those presented in this Application, to applicants who have proposed to effect Substitution transactions by redeeming in-kind the shares of the current investment company and purchasing shares of the new substitute investment company by using investment securities of the type that the substitute investment company might otherwise purchase in the ordinary course of business.10 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the substitute investment company would have reduced the value of the investors' ultimate investment in such shares.

1. Reasonableness and Fairness and the Absence of Overreaching. The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract owners;

9  To the extent the Section 26 Applicants may be deemed to be affiliates of a Target Fund by virtue of their ownership of 5% or more of the Fund's shares, they intend to rely on the position taken by the Commission staff in Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999) with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates.
10  See, e.g., New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 29923 (Jan. 19, 2012) (notice); Investment Company Act Release No. 29947 (Feb. 14, 2012) (order) (File No. 812-13902); and Minnesota Life, supra, note 8.

and (2) the proposed In-Kind Transactions will comply with the conditions set forth in Rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration, as described below.
The In-Kind Transactions will be effected at the respective net asset values of the Target Fund and the Destination Fund involved, as determined in accordance with the procedures disclosed in their respective registration statements and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract owner's investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account's investment in a Destination Fund will equal the value of its investments in the corresponding Target Fund (together with the value of any pre-existing investments in the Destination Fund) immediately before the In-Kind Transactions.
In addition, the Section 17 Applicants will carry out the In-Kind Transactions in compliance with the conditions of Rule 17a-7, which outline the types of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.
When the Commission initially proposed and adopted Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications "in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made" by establishing conditions as to the availability of the exemption that are limited "to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction."11 When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.12
The Section 17 Applicants respectfully submit that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be entirely cash.
The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a-7. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies' registration statements or reports in accordance with paragraph (c) of Rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no brokerage commission, fee, or other remuneration (except for any customary transfer

11 Investment Company Act Release Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).
12 Investment Company Act Release No. 11136 (Apr. 21, 1980) (proposing release).

fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, each of the Target and Destination Funds involved will be responsible for compliance with the applicable board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7. Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.
Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the relevant Target and Destination Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either a Target Fund or a Destination Fund, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants represent that the In-Kind Transactions will be carried out in compliance with the other conditions of Rule 17a-7.
2. Consistency with the Policy of Each Portfolio Concerned. The proposed redemption of shares of each Target Fund will be consistent with its investment policies, as recited in its current registration statement, because the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of each Destination Fund for investment securities will be consistent with its investment policies, as recited in its registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the Destination Fund could have acquired with the proceeds from the sale of their shares had the shares been sold for cash. To assure the second of these conditions is met, AIM or the applicable Subadviser that will continue to manage the assets that are being transferred to a Destination Fund after certain of the proposed Substitutions will examine the portfolio securities being transferred to the Destination Fund to ensure that they are consistent with that Destination Fund's investment objective and policies and could have been acquired by the Destination Fund in a cash transaction.
3. Consistency with the General Purposes of the 1940 Act. The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and 1(b)(3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected "when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof… or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders;… when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities." As explained above, the terms of the proposed In-Kind Transactions are designed to prevent the abuses described in Sections 1(b)(2) and 1(b)(3) of the 1940 Act.

C. Request for an Order

The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the proposed In-Kind Transactions described above. The Section 17 Applicants assert that the terms of the proposed In-Kind Transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) each Target Fund and corresponding Destination Fund; and (2) Contract owners. The Section 17 Applicants also assert that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be, consistent with all relevant policies of (1) each Target Fund and corresponding Destination Fund as stated in their respective registration statements and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

V.	CONCLUSION
For the reasons and upon the facts set forth in this Application, the Section 26 Applicants and Section 17 Applicants, respectively, submit that the proposed Substitutions and the related In-Kind Transactions meet the standards of Section 26(c) of the 1940 Act and Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) of the 1940 Act and that such orders be made effective as soon as possible.

VI.	PROCEDURAL MATTERS
1.	Pursuant to Rule 0-2(f) under the 1940 Act, the Section 26 Applicants and the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
2.	The Section 26 Applicants and Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
3.	Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Section 26 Applicants and Section 17 Applicants, are attached hereto as Exhibit A.
4.	All requirements of the charter documents of each Section 26 Applicant and each Section 17 Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.
5.	Pursuant to Rule 0-2(c) the Resolutions authorizing the officers of each Section 26 Applicant, and each Section 17 Applicant, to sign and file the Application were previously filed as Exhibits B, C and D to the Application filed on November 16, 2015. These resolutions remain in full force and effect.

Appendix A – Availability of the Target Funds Under Contracts
Target Funds
Allianz Account A – Contract Name	Contract Currently Offered	Alger American Capital Appreciation Portfolio	Alger American Large Cap Growth Portfolio	Alger American Mid Cap Growth Portfolio	Alger American Small Cap Growth Portfolio	Columbia Variable Portfolio-Select Smaller-Cap Value Fund	Davis VA Value Portfolio	Franklin Global Real Estate VIP Fund	Franklin Growth and Income VIP Fund	Franklin High Income VIP Fund	Franklin Large Cap Growth VIP Fund	Franklin Small Cap Value VIP Fund	Franklin Small-Mid Cap Growth VIP Fund
Allianz ValueLife*	No	Y	Y					X	X	X	X	X	X
USAllianz LifeFund*	No			Y		X	X	X	X	X	X	X	X
Valuemark Life*	No	Y	Y					X	X	X	X	X	X
Allianz Account B – Contract Name
Allianz Alterity	No	Y	Y	Y	Y					X
Allianz Connections-Legacy	No									X
Allianz Connections-POS	No									X
Allianz Connections-ALIP	Yes									X
Allianz Custom Income*	No
Allianz Elite*	No								X	X	X
Allianz High Five	No					X	X	X	X	X	X	X	X
Allianz High Five Bonus*	No							X	X	X	X	X	X
Allianz High Five L*	No							X	X	X	X		X
Allianz Retirement Advantage*	No								X	X
Allianz Retirement Pro	Yes								X	X
Allianz Rewards	No	Y	Y	Y	Y					X
Allianz Vision-Legacy	No									X
Allianz Vision-POS	No									X
Allianz Vision-ALIP	Yes									X
USAllianz Charter*	No	Y	Y	Y	Y	X	X	X	X	X	X	X	X
USAllianz Charter II*	No					X	X	X	X	X	X	X	X
USAllianz Dimensions*	No			Y	Y	X	X	X	X	X	X	X	X
Valuemark II*	No	Y	Y			X	X	X	X	X	X	X	X
Valuemark III*	No	Y	Y			X	X	X	X	X	X	X	X
Valuemark IV*	No	Y	Y			X	X	X	X	X	X	X	X
Valuemark Income Plus*	No	Y	Y			X	X	X	X	X	X	X	X
Allianz Account C – Contract Name
Allianz Advantage NY*	No	Y	Y	Y	Y	X	X	X	X	X	X	X	X
Allianz Charter II NY*	No							X	X	X	X	X	X
Allianz High Five NY*	No							X	X	X	X		X
Allianz Index Advantage NY	Yes
Allianz Opportunity NY*	No					X	X	X	X	X	X	X	X
Allianz Retirement Advantage NY*	No								X	X
Allianz Retirement Pro NY	Yes								X	X
Allianz Vision NY-Legacy	No									X
Allianz Vision NY-POS	No									X
Allianz Vision NY-PAS	Yes									X
Valuemark II NY*	No	Y	Y					X	X	X	X	X	X
Valuemark IV NY*	No	Y	Y			X	X	X	X	X	X	X	X
* Older Contract which is no longer offered for sale and for which the registration statement is not currently effective.
X indicates that the investment option is available in the Contract
Y indicates that the investment option is "hard closed" in the Contract and not available to new or additional allocations

Target Funds (continued)
Allianz Account A – Contract Name	Contract Currently Offered	Invesco V. I. American Franchise Fund	Invesco V. I. Core Equity Fund	Invesco V. I. Growth & Income Portfolio	Invesco V. I. International Growth Fund	JP Morgan Insurance Trust U.S. Equity Portfolio	Jennison Portfolio	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund/VA	SP International Growth Fune	Templeton Foreign VIP Fund
Allianz ValueLife*	No	Y					X			X	X
USAllianz LifeFund*	No	Y	Y		Y		X	X	X	X	X
Valuemark Life*	No	Y					X			X	X
Allianz Account B – Contract Name
Allianz Alterity	No	Y	Y	Y	Y	Y
Allianz Connections-Legacy	No
Allianz Connections-POS	No
Allianz Connections-ALIP	Yes
Allianz Custom Income*	No										X
Allianz Elite*	No										X
Allianz High Five	No						X	X	X	X	X
Allianz High Five Bonus*	No						X	X		X	X
Allianz High Five L*	No						X	X		X	X
Allianz Retirement Advantage*	No
Allianz Rewards	No	Y	Y	Y	Y	Y
Allianz Retirement Pro	Yes
Allianz Vision-Legacy	No
Allianz Vision-POS	No
Allianz Vision-ALIP	Yes
USAllianz Charter*	No	Y	Y	Y	Y	Y	X	X	X	X	X
USAllianz Charter II*	No						X	X	X	X	X
USAllianz Dimensions*	No	Y	Y		Y		X	X	X	X	X
Valuemark II*	No	Y					X	X	X	X	X
Valuemark III*	No	Y					X	X	X	X	X
Valuemark IV*	No	Y					X	X	X	X	X
Valuemark Income Plus*	No	Y					X	X	X	X	X
Allianz Account C – Contract Name
Allianz Advantage NY*	No	Y	Y	Y	Y	Y	X	X	X	X	X
Allianz Charter II NY*	No						X			X	X
Allianz High Five NY*	No						X			X	X
Allianz Index Advantage NY	Yes
Allianz Opportunity NY*	No						X	X	X	X	X
Allianz Retirement Advantage NY*	No
Allianz Retirement Pro NY	Yes
Allianz Vision NY-Legacy	No
Allianz Vision NY-POS	No
Allianz Vision NY-PAS	Yes
Valuemark II NY*	No	Y					X			X	X
Valuemark IV NY*	No	Y					X	X	X	X	X
* Older Contract which is no longer offered for sale and for which the registration statement is not currently effective.
X indicates that the investment option is available in the Contract
Y indicates that the investment option is "hard closed" in the Contract and not available to new or additional allocations

Appendix B – Fund Objectives, Principal Investment Strategies, and Principal Risks
Proposed Substitution 1
Target Fund	Destination Fund
Invesco V.I. International Growth Fund Series 1	AZL® International Index Fund Class 1
Investment Objective The Fund's investment objective is long-term growth of capital.	Investment Objective The Fund seeks to match the performance of the MSCI EAFE® Index as closely as possible.
Principal Investment Strategy

The Fund invests primarily in equity securities and depositary receipts of foreign issuers. The principal types of equity securities in which the Fund invests are common and preferred stock.
Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries outside of the U.S. The Fund may also invest up to 1.25 times the amount of the exposure to emerging markets countries, i.e., those that are in the early stages of their industrial cycles, in the MSCI All Country World ex-U.S. Growth Index.
The Fund invests primarily in securities of issuers that are considered by the Fund's portfolio managers to have potential for earnings or revenue growth.
The Fund invests primarily in the securities of large-capitalization issuers; however, the Fund may invest a significant amount of its net assets in the securities of mid-capitalization issuers.
The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.
The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. Historically the Fund has not hedged the currency exposure created by its investments in foreign securities but has the ability to do so if deemed appropriate by the Fund's portfolio managers.
The Fund can use futures contracts to gain exposure to the broad market in connection with managing cash balances or to hedge against downside risk.
The portfolio managers employ a disciplined investment strategy that emphasizes fundamental research. The fundamental research primarily focuses on identifying quality growth companies and is supported by quantitative analysis, portfolio construction and risk management. Investments for the portfolio are selected bottom-up on a security-by-security basis. The focus is on the strengths of individual issuers, rather than sector or country trends. The portfolio managers' strategy primarily focuses on identifying issuers that they believe have sustainable earnings growth, efficient capital allocation, and attractive prices.
The Fund's portfolio managers may consider selling a security for several reasons, including when (1) its price changes such that they believe it has become too expensive, (2) the original investment thesis for the company is no longer valid, or (3) a more compelling investment opportunity is identified.

Principal Investment Strategy

The Fund employs a passive management approach, investing in a portfolio of assets whose performance is expected to match approximately the performance of the MSCI EAFE Index before the deduction of Fund expenses.  Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.
The MSCI EAFE Index is a market-weighted index composed of common stocks of companies from various industrial sectors whose primary trading markets are located outside the United States.  Companies included in the MSCI EAFE Index are selected from among the larger-capitalization companies in these markets.  The weighting of the MSCI EAFE Index is based on the relative market capitalization of each of the countries in the MSCI EAFE Index.
The Fund does not necessarily invest in all of the securities in the MSCI EAFE Index, or in the same weightings as the securities have in the index.  The Fund's subadviser chooses investments so that the market capitalizations, industry weightings, and other fundamental characteristics of the securities chosen are similar to those of the MSCI EAFE Index as a whole.

Principal Risk

Depositary Receipts Risk. Investing in depositary receipts involves the same risks as direct investments in foreign securities. In addition, the underlying issuers of certain depositary receipts are under no obligation to distribute shareholder communications or pass through any voting rights with respect to the deposited securities to the holders of such receipts. The Fund may therefore receive less timely information or have less control than if it invested directly in the foreign issuer.
Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund's returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions.
Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund's ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.
Emerging Markets Securities Risk. Emerging markets (also referred to as developing markets) are generally subject to greater market volatility, political, social and economic instability, uncertain trading markets and more governmental limitations on foreign investment than more developed markets. In addition, companies operating in emerging markets may be subject to lower trading volume and greater price fluctuations than companies in more developed markets. Securities law and the enforcement of systems of taxation in many emerging market countries may change quickly and unpredictably. In addition, investments in emerging markets securities may also be subject to additional transaction costs, delays in settlement procedures, and lack of timely information.
Foreign Securities Risk. The Fund's foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.
Geographic Focus Risk. The Fund may from time to time invest a substantial amount of its assets in securities of issuers located in a single country or a limited number of countries. Adverse economic, political or social conditions in those countries may therefore have a significant negative impact on the Fund's investment performance.
Growth Investing Risk. Growth stocks tend to be more expensive relative to the issuing company's earnings or assets compared with other types of stock. As a result, they tend to be more sensitive to changes in, or investors' expectations of, the issuing company's earnings and can be more volatile.
Investing in the European Union Risk. Investments in certain countries in the European Union are susceptible to high economic risks associated with high levels of debt, such as investments in sovereign debt of Greece, Italy and Spain. Separately, the European Union faces issues involving its membership, structure, procedures and policies. The exit of one or more member states from the European Union would place its currency and banking system in jeopardy. Efforts of the member states to further unify their economic and monetary policies may increase the potential for the downward movement of one member state's market to cause a similar effect on other member states' markets.
Management Risk. The Fund is actively managed and depends heavily on the Adviser's judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund's portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.
Market Risk. The market values of the Fund's investments, and therefore the value of the Fund's shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.
Mid-Capitalization Companies Risk. Mid-capitalization companies tend to be more vulnerable to changing market conditions and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies' securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.
Preferred Securities Risk. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. Preferred securities also may be subordinated to bonds or other debt instruments, subjecting them to a greater risk of non-payment, may be less.

Principal Risks

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.
• Foreign Risk  Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage.  The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Repurchase Agreements and Purchase and Sale Contracts Risk  If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement.  If the seller fails to repurchase the security in ether situation and the market value of the security declines, the Fund may lose money.
• Sovereign Debt Risk  Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• ETF and Investment Company Risk  Investing in an exchange-traded fund (ETF) or another mutual fund exposes the Fund to all the risks of that ETF or mutual fund and also to a pro rata portion of its expenses.
• Short Sales Risk  The Fund may engage in short sales, which are transactions in which the Fund sells securities borrowed from others with the expectation that the price of the security will fall before the Fund must purchase the security to return it to the lender.
• Depositary Receipt Risk  Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Currency Risk  Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.  In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.

31-35

Proposed Substitution 2
Target Fund	Destination Fund
Oppenheimer Global Fund/VA Non-Service Shares	AZL® International Index Fund Class 1
Investment Objective The Fund seeks capital appreciation	Investment Objective The Fund seeks to match the performance of the MSCI EAFE® Index as closely as possible.
Principal Investment Strategies
The Fund invests mainly in common stock of U.S. and foreign companies. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developing or emerging markets. However, the Fund currently emphasizes its investments in developed markets such as the United States, Western European countries and Japan. The Fund does not limit its investments to companies in a particular market capitalization range, but primarily invests in mid- and large-cap companies. Under normal market conditions, the Fund will invest in at least three different countries (one of which may be the United States). Typically, the Fund invests in a number of different countries. The Fund is not required to allocate its investments in any set percentages in any particular countries. The portfolio manager primarily looks for quality companies, regardless of domicile, that have sustainable growth. His investment approach combines a thematic approach to idea generation with bottom-up, fundamental company analysis. The portfolio manager seeks to identify secular changes in the world and looks for pockets of durable change that he believes will drive global growth for the next decade. These large scale structural themes are referred to collectively as MANTRA®: Mass Affluence, New Technology, Restructuring, and Aging. The portfolio manager does not target a fixed allocation with regard to any particular theme, and may choose to focus on various sub-themes within each theme. Within each sub-theme, the portfolio manager employs fundamental company analysis to select investments for the Fund's portfolio. The economic characteristics he seeks include a combination of high return on invested capital, good cash flow characteristics, high barriers to entry, dominant market share, a strong competitive position, talented management, and balance sheet strength that the portfolio manager believes will enable the company to fund its own growth. These criteria may vary. The portfolio manager also considers how industry dynamics, market trends and general economic conditions may affect a company's earnings outlook.
      The portfolio manager has a long-term investment horizon of typically three to five years. He also has a contrarian buy discipline; he buys high quality companies that fit his investment criteria when their valuations underestimate their long-term earnings potential. For example, a company's stock price may dislocate from its fundamental outlook due to a short-term earnings glitch or negative, short-term market sentiment, which can give rise to an investment opportunity. The portfolio manager monitors individual issuers for changes in earnings potential or other effects of changing market conditions that may trigger a decision to sell a security, but do not require a decision to do so.

Principal Investment Strategies
The Fund employs a passive management approach, investing in a portfolio of assets whose performance is expected to match approximately the performance of the MSCI EAFE Index before the deduction of Fund expenses.  Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.
The MSCI EAFE Index is a market-weighted index composed of common stocks of companies from various industrial sectors whose primary trading markets are located outside the United States.  Companies included in the MSCI EAFE Index are selected from among the larger-capitalization companies in these markets.  The weighting of the MSCI EAFE Index is based on the relative market capitalization of each of the countries in the MSCI EAFE Index.
The Fund does not necessarily invest in all of the securities in the MSCI EAFE Index, or in the same weightings as the securities have in the index.  The Fund's subadviser chooses investments so that the market capitalizations, industry weightings, and other fundamental characteristics of the securities chosen are similar to those of the MSCI EAFE Index as a whole.

Principal Risks
Risks of Investing in Stock. The value of a Fund's portfolio may be affected by changes in the stock markets. Stock markets may experience significant short-term volatility and may fall sharply at times. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets.
The prices of individual stocks generally do not all move in the same direction at the same time. For example, "growth" stocks may perform well under circumstances in which "value" stocks in general have fallen. A variety of factors can affect the price of a particular company's stock. These factors may include, but are not limited to: poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company's sector or industry, or changes in government regulations affecting the company or its industry. To the extent that securities of a particular type are emphasized, for example foreign stocks, stocks of small- or mid-cap companies, growth or value stocks, or stocks of companies in a particular industry, fund share values may fluctuate more in response to events affecting the market for those types of securities.
    Industry and Sector Focus. At times the Fund may increase the relative emphasis of its investments in a particular industry or sector. The prices of stocks of issuers in a particular industry or sector may go up and down in response to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others. To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its share values may fluctuate in response to events affecting that industry or sector. To some extent that risk may be limited by the Fund's policy of not concentrating its investments in any one industry.
Risks of Growth Investing. If a growth company's earnings or stock price fails to increase as anticipated, or if its business plans do not produce the expected results, its securities may decline sharply. Growth companies may be newer or smaller companies that may experience greater stock price fluctuations and risks of loss than larger, more established companies. Newer growth companies tend to retain a large part of their earnings for research, development or investments in capital assets. Therefore, they may not pay any dividends for some time. Growth investing has gone in and out of favor during past market cycles and is likely to continue to do so. During periods when growth investing is out of favor or when markets are unstable, it may be more difficult to sell growth company securities at an acceptable price. Growth stocks may also be more volatile than other securities because of investor speculation.
Risks of Foreign Investing. Foreign securities are subject to special risks. Securities traded in foreign markets may be less liquid and more volatile than those traded in U.S. markets. Foreign issuers are usually not subject to the same accounting and disclosure requirements that U.S. companies are subject to, which may make it difficult for the Fund to evaluate a foreign company's operations or financial condition. A change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency and in the value of any income or distributions the Fund may receive on those securities. The value of foreign investments may be affected by exchange control regulations, foreign taxes, higher transaction and other costs, delays in the settlement of transactions, changes in economic or monetary policy in the United States or abroad, expropriation or nationalization of a company's assets, or other political and economic factors. In addition, due to the inter-relationship of global economies and financial markets, changes in political and economic factors in one country or region could adversely affect conditions in another country or region. Investments in foreign securities may also expose the Fund to time-zone arbitrage risk. Foreign securities may trade on weekends or other days when the Fund does not price its shares. As a result, the value of the Fund's net assets may change on days when you will not be able to purchase or redeem the Fund's shares. At times, the Fund may emphasize investments in a particular country or region and may be subject to greater risks from adverse events that occur in that country or region. Foreign securities and foreign currencies held in foreign banks and securities depositories may be subject to only limited or no regulatory oversight.
Risks of Developing and Emerging Markets . Investments in developing and emerging markets are subject to all the risks associated with foreign investing, which may be greater for such investments. Developing or emerging market countries may have less well-developed securities markets and exchanges that may be substantially less liquid than those of more developed markets. Settlement procedures in developing or emerging markets may differ from those of more established securities markets, and settlement delays may result in the inability to invest assets or to dispose of portfolio securities in a timely manner. Securities prices in developing or emerging markets may be significantly more volatile than is the case in more developed nations of the world, and governments of developing or emerging market countries may also be more unstable than the governments of more developed countries. Such countries' economies may be more dependent on relatively few industries or investors that may be highly vulnerable to local and global changes. Developing or emerging market countries also may be subject to social, political or economic instability. The value of developing or emerging market countries' currencies may fluctuate more than the currencies of countries with more mature markets. Investments in developing or emerging market countries may be subject to greater risks of government restrictions, including confiscatory taxation, expropriation or nationalization of a company's assets, restrictions on foreign ownership of local companies, restrictions on withdrawing assets from the country, protectionist measures, and practices such as share blocking. In addition, the ability of foreign entities to participate in privatization programs of certain developing or emerging market countries may be limited by local law. Investments in securities of issuers in developing or emerging market countries may be considered speculative.
     Eurozone Investment Risks. Certain of the regions in which the Fund invests, including the European Union (EU), currently experience significant financial difficulties. Following the recent global economic crisis, some of these countries have depended on, and may continue to be dependent on, the assistance from others such as the European Central Bank (ECB) or other governments or institutions, and failure to implement reforms as a condition of assistance could have a significant adverse effect on the value of investments in those and other European countries. In addition, countries that have adopted the euro are subject to fiscal and monetary controls that could limit the ability to implement their own economic policies, and could voluntarily abandon, or be forced out of, the euro. Such events could impact the market values of Eurozone and various other securities and currencies, cause redenomination of certain securities into less valuable local currencies, and create more volatile and illiquid markets.
Risks of Small- and Mid-Cap Companies. Small- and mid-cap companies may be either established or newer companies, including "unseasoned" companies that have typically been in operation for less than three years. While small- and mid-cap companies might offer greater opportunities for gain than larger companies, they also involve greater risk of loss. They may be more sensitive to changes in a company's earnings expectations and may experience more abrupt and erratic price movements. Small- and mid-cap companies' securities may trade in lower volumes and it might be harder for the Fund to dispose of its holdings at an acceptable price when it wants to sell them. Small- and mid-cap companies may not have established markets for their products or services and may have fewer customers and product lines. They may have more limited access to financial resources and may not have the financial strength to sustain them through business downturns or adverse market conditions. Since small- and mid-cap companies typically reinvest a high proportion of their earnings in their business, they may not pay dividends for some time, particularly if they are newer companies. Small- and mid-cap companies may have unseasoned management or less depth in management skill than larger, more established companies. They may be more reliant on the efforts of particular members of their management team and management changes may pose a greater risk to the success of the business. It may take a substantial period of time before the Fund realizes a gain on an investment in a small- or mid-cap company, if it realizes any gain at all.
Investing in Special Situations. At times, the Fund may seek to benefit from what it considers to be "special situations," such as mergers, reorganizations, restructurings or other unusual events that are expected to affect a particular issuer. There is a risk that the expected change or event might not occur, which could cause the price of the security to fall, perhaps sharply. In that case, the investment might not produce the expected gains or might cause a loss. This is an aggressive investment technique that may be considered speculative.

Principal Risks
• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.
• Foreign Risk  Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage.  The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Repurchase Agreements and Purchase and Sale Contracts Risk  If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement.  If the seller fails to repurchase the security in ether situation and the market value of the security declines, the Fund may lose money.
• Sovereign Debt Risk  Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• ETF and Investment Company Risk  Investing in an exchange-traded fund (ETF) or another mutual fund exposes the Fund to all the risks of that ETF or mutual fund and also to a pro rata portion of its expenses.
• Short Sales Risk  The Fund may engage in short sales, which are transactions in which the Fund sells securities borrowed from others with the expectation that the price of the security will fall before the Fund must purchase the security to return it to the lender.
• Depositary Receipt Risk  Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Currency Risk  Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.  In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.

36-41

Proposed Substitution 3
Target Fund	Destination Fund
SP International Growth Portfolio Class II	AZL® International Index Fund Class 2
Investment Objective Long-term growth of capital	Investment Objective The Fund seeks to match the performance of the MSCI EAFE® Index as closely as possible.
Principal Investment Strategies
In pursuing its investment objective, the Portfolio invests at least 65% of its total assets in equity and equity-related securities (such as common stock) of foreign companies operating or based in at least five different countries, which may include countries with emerging markets.  The Portfolio may invest anywhere in the world, but generally not the US.  The Portfolio looks primarily for stocks of companies that have above average actual and potential earnings growth over the long-term and strong financial and operational characteristics.  These companies typically have characteristics such as above average growth in earnings and cash flow, improving profitability, strong balance sheets, management strength and strong market share for its products.  The Portfolio also tries to buy such stocks at attractive prices in relation to their growth prospects.  The Portfolio invests primarily in the securities of large and medium-sized foreign companies, although it may also invest in companies of all sizes

Principal Investment Strategies

The Fund employs a passive management approach, investing in a portfolio of assets whose performance is expected to match approximately the performance of the MSCI EAFE Index before the deduction of Fund expenses.  Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.

The MSCI EAFE Index is a market-weighted index composed of common stocks of companies from various industrial sectors whose primary trading markets are located outside the United States.  Companies included in the MSCI EAFE Index are selected from among the larger-capitalization companies in these markets.  The weighting of the MSCI EAFE Index is based on the relative market capitalization of each of the countries in the MSCI EAFE Index.
The Fund does not necessarily invest in all of the securities in the MSCI EAFE Index, or in the same weightings as the securities have in the index.  The Fund's subadviser chooses investments so that the market capitalizations, industry weightings, and other fundamental characteristics of the securities chosen are similar to those of the MSCI EAFE Index as a whole.

Principal Risks
Derivatives Risk.  A derivative is a financial contract, the value of which depends upon, or is derived from, the value of one or more underlying investments, such as an asset, reference rate, or index. The use of derivatives involves a variety of risks, including the risk that: the party on the other side of a derivative transaction will be unable to honor its financial obligation; leverage created by investing in derivatives may result in losses to the Portfolio; derivatives may be difficult or impossible for the Portfolio to buy or sell at an opportune time or price, and may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce or magnify losses but also may reduce or eliminate gains; and the price of commodity-linked derivatives may be more volatile than the prices of traditional equity and debt securities.
The SEC has proposed a new rule related to the use of derivatives by registered investment companies, which, if adopted by the SEC as proposed, may limit the Portfolio's ability to engage in transactions that involve potential future payment obligations (including derivatives such as forwards, futures, swaps and written options) and may limit the ability of the Portfolio to invest in accordance with its stated investment strategy.
Equity Securities Risk.  The value of a particular stock or equity-related security held by the Portfolio could fluctuate, perhaps greatly, in response to a number of factors, such as changes in the issuer's financial condition or the value of the equity markets or a sector of those markets.  Such events may result in losses to the Portfolio.
Expense Risk.  The actual cost of investing in the Portfolio may be higher than the expenses shown in the "Annual Portfolio Operating Expenses" table above for a variety of reasons, including, for example, if the Portfolio's average net assets decrease.
Foreign Investment Risk.  Investments in foreign securities generally involve more risk than investing in securities of US issuers, including:  changes in currency exchange rates may affect the value of foreign securities held by the Portfolio; foreign markets generally are more volatile than, and generally are not subject to regulatory requirements comparable to, US markets; foreign financial reporting standards usually differ from those in the US; foreign exchanges are often less liquid than US markets; political developments may adversely affect the value of foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.
Investment Style Risk.  Securities of a particular investment style, such as growth or value, tend to perform differently (i.e., better or worse than other segments of, or the overall, stock market) depending on market and economic conditions.
Liquidity and Valuation Risk.  The Portfolio may hold one or more securities for which there are no or few buyers and sellers or the securities are subject to limitations on transfer.  The Portfolio may be unable to sell those portfolio holdings at the desired time or price, and may have difficulty determining the value of such securities for the purpose of determining the Portfolio's net asset value.  In such cases, investments owned by the Portfolio may be valued at fair value pursuant to guidelines established by the Portfolio's Board of Trustees.  No assurance can be given that the fair value prices accurately reflect the value of security.
Market and Management Risk.  Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably.  The investment techniques, risk analysis and investment strategies used by a subadviser in making investment decisions for the Portfolio may not produce the intended or desired results.
Real Estate Risk.  Investments in real estate investment trusts (REITs) and real estate-linked derivative instruments are subject to risks similar to those associated with direct ownership of real estate.  Poor performance by the manager of the REIT and adverse changes to or inability to qualify with favorable tax laws will adversely affect the Portfolio.  In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.
Recent Events Risk.  Events in the financial markets have caused, and may continue to cause, increased volatility and a significant decline in the value and liquidity of many securities.  As a result, identifying investment risks and opportunities may be especially difficult.  There is no assurance that steps taken by governments, and their agencies and instrumentalities, to support financial markets will continue, and the impact of regulatory changes on the markets may not be known for some time.
Regulatory Risk.  The Portfolio is subject to a variety of laws and regulations which govern its operations.  Similarly, the businesses and other issuers of the securities and other instruments in which the Portfolio invests are also subject to considerable regulation.  A change in laws and regulations may materially impact the Portfolio, a security, business, sector or market.

Principal Risks
• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.
• Foreign Risk  Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage.  The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Repurchase Agreements and Purchase and Sale Contracts Risk  If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement.  If the seller fails to repurchase the security in ether situation and the market value of the security declines, the Fund may lose money.
• Sovereign Debt Risk  Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• ETF and Investment Company Risk  Investing in an exchange-traded fund (ETF) or another mutual fund exposes the Fund to all the risks of that ETF or mutual fund and also to a pro rata portion of its expenses.
• Short Sales Risk  The Fund may engage in short sales, which are transactions in which the Fund sells securities borrowed from others with the expectation that the price of the security will fall before the Fund must purchase the security to return it to the lender.
• Depositary Receipt Risk  Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Currency Risk  Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.  In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.

42-44

Proposed Substitution 4
Target Fund	Destination Fund
Templeton Foreign VIP Fund Class 1 Templeton Foreign VIP Fund Class 2	AZL® International Index Fund Class 1 AZL® International Index Fund Class 2
Investment Objective Long-term capital growth	Investment Objective The Fund seeks to match the performance of the MSCI EAFE® Index as closely as possible.
Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.  Under normal market conditions, the Fund invests predominantly in equity securities, primarily to predominantly in common stock.  While there are no set percentage targets, the Fund invests predominantly in large to medium capitalization companies and may invest a portion in smaller companies.  The Fund also invests in American, European and Global Depositary Receipts.  Although the investment manager will search for investments across a large number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.
When choosing equity investments for the Fund, the investment manager applies a "bottom-up," value-oriented, long-term approach, focusing on the market price of a company's securities relative to the investment manager's evaluation of the company's long-term earnings, asset value and cash flow potential.  The investment manager also considers a company's price/earnings ratio, profit margins and liquidation value.
The Fund may, from time to time, seek to hedge (protect) against currency risks, using certain derivative instruments including, currency and cross currency forwards and currency futures contracts.

Principal Investment Strategies
The Fund employs a passive management approach, investing in a portfolio of assets whose performance is expected to match approximately the performance of the MSCI EAFE Index before the deduction of Fund expenses.  Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.
The MSCI EAFE Index is a market-weighted index composed of common stocks of companies from various industrial sectors whose primary trading markets are located outside the United States.  Companies included in the MSCI EAFE Index are selected from among the larger-capitalization companies in these markets.  The weighting of the MSCI EAFE Index is based on the relative market capitalization of each of the countries in the MSCI EAFE Index.
The Fund does not necessarily invest in all of the securities in the MSCI EAFE Index, or in the same weightings as the securities have in the index.  The Fund's subadviser chooses investments so that the market capitalizations, industry weightings, and other fundamental characteristics of the securities chosen are similar to those of the MSCI EAFE Index as a whole.

Principal Risks
Market   The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably.  A security's market value may be reduced by market activity or other results of supply and demand unrelated to the issuer.  This is a basic risk associated with all securities.  When there are more sellers than buyers, prices tend to fall.  Likewise, when there are more buyers than sellers, prices tend to rise.
Stock prices tend to go up and down more dramatically than those of debt securities.  A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.
Foreign Securities   Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with:  internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies.  The risks of foreign investments may be greater in developing or emerging market countries.
Currency Management Strategies Currency management strategies may substantially change the Fund's exposure to currency exchange rates and could result in losses to the Fund if currencies do not perform as the investment manager expects. In addition, currency management strategies, to the extent that they reduce the Fund's exposure to currency risks, may also reduce the Fund's ability to benefit from favorable changes in currency exchange rates. Using currency management strategies for purposes other than hedging further increases the Fund's exposure to foreign investment losses. Currency markets generally are not as regulated as securities markets. In addition, currency rates may fluctuate significantly over short periods of time, and can reduce returns.
Developing Market Countries The Fund's investments in securities of issuers in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.
Smaller and Midsize Companies Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.
Value Style Investing A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.
Liquidity From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid. Reduced liquidity will have an adverse impact on the Fund's ability to sell such securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event and will also generally lower the value of a security. Market prices for such securities may be volatile.
Management The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.
Focus To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.
Derivative Instruments The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Principal Risks
• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.
• Foreign Risk  Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage.  The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Repurchase Agreements and Purchase and Sale Contracts Risk  If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement.  If the seller fails to repurchase the security in ether situation and the market value of the security declines, the Fund may lose money.
• Sovereign Debt Risk  Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• ETF and Investment Company Risk  Investing in an exchange-traded fund (ETF) or another mutual fund exposes the Fund to all the risks of that ETF or mutual fund and also to a pro rata portion of its expenses.
• Short Sales Risk  The Fund may engage in short sales, which are transactions in which the Fund sells securities borrowed from others with the expectation that the price of the security will fall before the Fund must purchase the security to return it to the lender.
• Depositary Receipt Risk  Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Currency Risk  Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.  In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedge.

45-48

Proposed Substitution 5
Target Fund	Destination Fund
Alger Mid Cap Growth Portfolio Class 1	AZL® Mid Cap Index Fund Class 1
Investment Objective Long-term capital appreciation	Investment Objective The Fund seeks to match the performance of the Standard & Poor's MidCap 400® Index ("S&P 400 Index") as closely as possible
Principal Investment Strategies
Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.
The Portfolio focuses on mid-size companies that Fred Alger Management, Inc. believes demonstrate promising growth potential. Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell Midcap Growth Index or the S&P MidCap 400 Index, as reported by the indexes as of the most recent quarter-end. Both indexes are designed to track the performance of medium-capitalization stocks. At March 31, 2016, the market capitalization of the companies in these indexes ranged from $169.3 million to $29.9 billion.
The Portfolio can invest in foreign securities.

Principal Investment Strategies
The Fund employs a passive management approach, investing in a portfolio of assets whose performance is expected to match approximately the performance of the S&P 400 Index before the deduction of Fund expenses.  Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts.
The S&P 400 Index is a market-weighted index composed of approximately 400 common stocks of medium-sized U.S. companies in a wide range of businesses chosen by Standard & Poor's based on a number of factors, including industry representation, market value, economic sector and operating/financial condition.  As of December 31, 2014, the market capitalizations of companies in the S&P 400 Index ranged from $800 million to $3 billion.
The Fund does not necessarily invest in all of the securities in the S&P 400 Index or in the same weightings as the securities have in the index.  The Fund's subadviser chooses investments so that the market capitalizations, industry weightings, and other fundamental characteristics of the securities chosen are similar to the S&P 400 Index as a whole.

Principal Risks	Principal Risks
Equity Securities Risk – As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio's price per share will fluctuate due to changes in the market prices of its investments. Also, the Portfolio's investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.
Investment Style Risk – Prices of growth stocks tend to be higher in relation to their companies' earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices  more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment's value.
The following risks may also apply:
• Mid Cap Securities Risk – there may be greater risk in investing in medium-capitalization companies rather than larger, more established companies due to such factors as inexperienced management and limited product lines or financial resources. It may also be difficult or impossible to liquidate a security position at a time and price acceptable to the Portfolio because of the potentially less frequent trading of stocks of smaller market capitalization.
• Foreign Securities Risk – the Portfolio's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.
• Capitalization Risk Investing in small to midsized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

49-50

Proposed Substitution 6
Target Fund	Destination Fund
Franklin Small-Mid Cap Growth VIP Fund Class 1 Franklin Small-Mid Cap Growth VIP Fund Class 2	AZL® Mid Cap Index Fund Class 1 AZL® Mid Cap Index Fund Class 2
Investment Objective Long term capital growth	Investment Objective The Fund seeks to match the performance of the Standard & Poor's MidCap 400® Index ("S&P 400 Index") as closely as possible.
Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in the equity securities of small-capitalization (small-cap) and mid-capitalization (mid-cap) companies.  For this Fund, small-cap companies are companies within the market capitalization range of companies in the Russell 2500™ Index, at the time of purchase, and mid-cap companies are companies within the market capitalization range of companies in the Russell Midcap® Index, at the time of purchase.  Under normal market conditions, the Fund invests predominantly in equity securities, predominantly in common stock.  The Fund, from time to time, may have significant positions in particular sectors such as technology (including health care technology, technology services and electronic technology), industrials, consumer discretionary and health care.  The investment manager uses fundamental, "bottom up" research to seek companies meeting its criteria of growth potential, quality and valuation.  In seeking sustainable growth characteristics, the investment manager looks for companies that it believes can produce sustainable earnings and cash flow growth, evaluating the long term market opportunity and competitive structure of an industry to target leaders and emerging leaders.  In assessing value, the investment manager considers whether security prices fully reflect the balance of the sustainable growth opportunities relative to business and financial risks.

Principal Investment Strategies
The Fund employs a passive management approach, investing in a portfolio of assets whose performance is expected to match approximately the performance of the S&P 400 Index before the deduction of Fund expenses.  Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts.
The S&P 400 Index is a market-weighted index composed of approximately 400 common stocks of medium-sized U.S. companies in a wide range of businesses chosen by Standard & Poor's based on a number of factors, including industry representation, market value, economic sector and operating/financial condition.  As of December 31, 2014, the market capitalizations of companies in the S&P 400 Index ranged from $800 million to $3 billion.
The Fund does not necessarily invest in all of the securities in the S&P 400 Index or in the same weightings as the securities have in the index.  The Fund's subadviser chooses investments so that the market capitalizations, industry weightings, and other fundamental characteristics of the securities chosen are similar to the S&P 400 Index as a whole.

Principal Risks	Principal Risks
Market The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably.  A security's market value may be reduced by market activity or other results of supply and demand unrelated to the issuer.  This is a basic risk associated with all securities.  When there are more sellers than buyers, prices tend to fall.  Likewise, when there are more buyers than sellers, prices tend to rise.  Stock prices tend to go up and down more dramatically than those of debt securities.  A slower growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.
Growth Style Investing Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections.  Prices of these companies' securities may be more volatile than other securities, particularly over the short term.
Focus To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.
Smaller and Midsize Companies Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative.  Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets.  In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.
Liquidity From time to time the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid.  Reduced liquidity will have an adverse impact on the Fund's ability to sell such securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event and will also generally lower the value of a security.  Market prices for such securities may be volatile.
Management The Fund is subject to management risk because it is an actively managed investment portfolio.  The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.
• Capitalization Risk Investing in small to midsized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

51-52

Proposed Substitution 7
Target Fund	Destination Fund
Franklin Global Real Estate VIP Fund Class 1 Franklin Global Real Estate VIP Fund Class 2	AZL® Morgan Stanley Global Real Estate Fund Class 1 AZL® Morgan Stanley Global Real Estate Fund Class 2
Investment Objective High total return	Investment Objective The Fund seeks to provide income and capital appreciation.
Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in investments of companies located anywhere in the world that operate in the real estate sector, including:  real estate investment trusts (REITs) and similar REIT-like entities domiciled outside the U.S.; companies qualifying under U.S. federal tax law as REITs; and companies that derive at least half of their assets or revenues from the ownership, management, development or sale of residential or commercial real estate (such as real estate operating or service companies).  Under normal market conditions, the Fund will invest at least 40% of its net assets in foreign securities.
A REIT is a type of real estate company that is dedicated to owning and usually operating income-producing real estate such as apartments, hotels, industrial properties, office building or shopping centers.  REITs typically concentrate on a specific geographic region or property type.  The Fund may also invest in issuers engaged in businesses whose products and services are related to the real estate sector.
The Fund currently expects to be invested predominately in equity securities, primarily common stocks.  Although the Fund generally does not hedge its foreign currency exposure, derivative instruments such as forward currency exchange contracts such as forward currency exchange contracts may be used from time-to-time to help manage currency risks and manage local currency exposure.
The investment manager seeks to limit price volatility by investing across markets and property types and seeks to provide a consistently high level of income.  When selecting investments for the Fund's portfolio, the investment manager applies a "bottom-up" stock selection process that incorporates macro-level views in the evaluation process.  The investment manager's portfolio construction process combines:  bottom-up analysis of individual stock and real estate market fundamentals; and top-down macro overlays to provide country/regional, property type, and company size perspectives in identifying international/local cyclical and thematic trends that highlight investment opportunities.

Principal Investment Strategies
The subadviser seeks a combination of current income and capital appreciation by investing primarily in equity securities of companies in the real estate industry located throughout the world, including real estate operating companies (REOCs), real estate investment trusts (REITs) and similar entities established outside the United States (foreign real estate companies).  The Fund will invest primarily in companies located in the developed countries of North America, Europe and Asia, but may also invest in emerging markets.  The subadviser's approach emphasizes a bottom-up stock selection with a top-down global allocation.
The subadviser actively manages the Fund using a combination of top-down and bottom-up methodologies.  The Subadviser's proprietary models drive the bottom-up value-driven approach for stock selection.  The top-down portion seeks diversified exposure to all major asset classes with an overweighting to property markets that offer the best relative valuation.  The bottom-up research process strongly influences the subadviser's perspective on which property markets it believes provide better relative value and growth prospects and, consequently, affects its decision to overweight or underweight a given region, sector and/or country.  The subadviser generally considers selling a portfolio holding if the holding's share price shifts to the point where the position no longer represents an attractive relative value opportunity versus the underlying value of its assets and/or growth prospects or versus other securities in the investment universe.
Under normal circumstances, at least 80% of the Fund's assets, plus any borrowings for investment purposes, will be invested in equity securities of companies in the real estate industry, including REOCs, REITs, and foreign real estate companies.
A company is considered to be in the real estate industry if it (i) derives at least 50% of its revenues or profits from the ownership, construction, management, financing or sale of residential, commercial or industrial real estate or (ii) has at least 50% of the fair market value of its assets invested in residential, commercial or industrial real estate.
The equity securities in which the Fund may invest include common stocks, preferred stock, convertible securities, depositary receipts, rights and warrants and limited partnership interests.

Principal Risks	Principal Risks
Real Estate Securities By concentrating in the real estate industry, the Fund carries much greater risk of adverse developments in the real estate industry than a fund that invests in a wide variety of industries. Because the Fund concentrates in the real estate industry, there is also the risk that the Fund will perform poorly during a slump in demand for real estate securities. To the extent that the Fund focuses on a particular geographical region of a country, the Fund may be subject to greater risks of adverse developments in that area than a fund that does not focus its investments in a particular region. Real estate values rise and fall in response to a variety of factors, including: local, regional, national and global economic conditions; interest rates; tax and insurance considerations; changes in zoning and other property-related laws; environmental regulations or hazards; overbuilding; increases in property taxes and operating expenses; or value decline in a neighborhood. When economic growth is slow, demand for property decreases and prices may decline.
REITs A REIT's performance depends on the types, values and locations of the properties it owns and how well those properties are managed.  A decline in rental income may occur because of extended vacancies, increased competition from other properties, tenants' failure to pay rent or poor management.  Because a REIT may be invested in a limited number of projects or in a particular market segment, it may be more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments.  Loss of status as a qualified REIT under the U.S. federal tax laws could adversely affect the value of a particular REIT or the market for REITs as a whole.  These risks may also apply to securities of REIT-like entities domiciled outside the U.S.
Foreign Securities Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with:  internal and external political and economic developments– e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices –e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies.  The risks of foreign investments may be greater in developing or emerging market countries.
Market The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably.  A security's market value may be reduced by market activity or other results of supply and demand unrelated to the issuer.  This is a basic risk associated with all securities.  When there are more sellers than buyers, prices tend to fall.  Likewise, when there are more buyers than sellers, prices tend to rise.  Stock prices tend to go up and down more dramatically than those of debt securities.  A slower growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.
Liquidity From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid.  Reduced liquidity will have an adverse impact on the Fund's ability to sell such securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event and will also generally lower the value of a security.  Market prices for such securities may be volatile.
Derivative Instruments The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks.  Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment.  Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits.  When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security or other risk being hedged.  Derivatives also may present the risk that the other party to the transaction will fail to perform.
Management The Fund is subject to management risk because it is an actively managed investment portfolio.  The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Real Estate Investments Risk  The performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), REOCs, and foreign real estate companies, and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.
• Foreign Risk  Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Emerging Markets Risk  Emerging markets may have less developed or more volatile trading markets, less developed legal and accounting systems, and greater likelihood of government restrictions, nationalization, or confiscation than developed countries.
• Currency Risk  Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.  In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Convertible Securities Risk The value of convertible securities may be affected by interest rates, default by the issuer on principal or interest payments, and the value of the underlying stock into which the securities may be converted.
• Depositary Receipt Risk  Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Warrants Risk  If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the Fund loses any amount it paid for the warrant.
• Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.

53-56

Proposed Substitution 8
Target Fund	Destination Fund
Franklin High Income VIP Fund Class 1 Franklin High Income VIP Fund Class 2	AZL® Pyramis Total Bond Fund Class 1 AZL® Pyramis Total Bond Fund Class 2
Investment Objective To earn a high level of current income. Its secondary goal is capital appreciation	Investment Objective The Fund seeks a high level of current income.
Principal Investment Strategies
Under normal market conditions, the Fund invests predominantly in high yield, lower-rated debt securities. Lower-rated securities generally pay higher yields than more highly rated securities to compensate investors for the higher risk. These securities include bonds, notes, debentures, convertible securities, and senior and subordinated debt securities. The Fund may also invest in preferred stock.
The Fund may invest up to 100% of its total assets in debt securities that are rated below investment grade, also known as "junk bonds." Investment grade debt securities are rated in one of the top four ratings categories by at least one independent rating agency such as Standard & Poor's (S&P®) and Moody's Investors Service (Moody's). The Fund may buy both rated and unrated debt securities, including securities rated below B by Moody's or S&P (or deemed comparable by the Fund's investment manager). The Fund may also invest in defaulted debt securities and securities issued by issuers in any foreign country, developed or developing. Foreign securities held by the Fund generally will be denominated in U.S. dollars and traded on U.S. markets.
The Fund's investment manager is a research driven, fundamental investor that relies on a team of analysts to provide in-depth industry expertise and uses both qualitative and quantitative analysis to evaluate issuers. As a "bottom-up" investor, the investment manager focuses primarily on individual securities. The investment manager also considers sectors when choosing investments and, from time to time, may have significant investments in certain sectors.
In selecting securities for the Fund's investment portfolio, the investment manager does not rely principally on the ratings assigned by rating agencies, but performs its own independent investment analysis to evaluate the creditworthiness of the issuer. The investment manager considers a variety of factors, including the issuer's experience and managerial strength, its sensitivity to economic conditions, and its current and prospective financial condition.

Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. The subadviser uses the Barclays U.S. Aggregate Bond Index as a guide in structuring the Fund and selecting its investments and manages the Fund to have similar overall interest rate risk to the index.

The subadviser considers other factors when selecting the Fund's investments, including the credit quality of the issuer, security-specific features, current valuation relative to alternatives in the market, short-term trading opportunities resulting from market inefficiencies, and potential future valuation. In managing the Fund's exposure to various risks, including interest rate risk, the subadviser considers, among other things, the market's overall risk characteristics, the market's current pricing of those risks, information on the Fund's competitive universe and internal views of potential future market conditions.

The Fund's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity.

The Fund's assets may be invested in securities of foreign issuers in addition to securities of domestic issuers, including issuers located in emerging markets.

The Fund may engage in transactions that have a leveraging effect on the Fund, including investments in derivatives, regardless of whether the Fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The Fund may invest a significant portion of its assets in these types of investments. The Fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on the subadviser's outlook and market conditions, the Fund may engage in these transactions to increase or decrease its exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.

The Fund also may invest up to 20% of its assets in lower-quality debt securities.

To earn additional income for the Fund, the subadviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.

Principal Risks
Credit   An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.
High-Yield Debt Securities   Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative and are more vulnerable to economic changes, such as a recession or a sustained period of rising interest rates, that could affect the issuers' ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.
Interest Rate   When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities are more sensitive to these interest rate changes.
Income   Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.
Liquidity From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid. Reduced liquidity will have an adverse impact on the Fund's ability to sell such securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event and will also generally lower the value of a security. Market prices for such securities may be volatile.
Foreign Securities   Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.
Focus   To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.
Prepayment   Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security's maturity and the Fund must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest. Also, if a security has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Prepayments generally increase when interest rates fall.
Market   The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. A security's market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.
Management   The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Principal Risks
Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.
Interest Rate Risk  Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates in the U.S. are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.
Credit Risk  The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.
Emerging Markets Risk  Emerging markets may have less developed or more volatile trading markets, less developed legal and accounting systems, and greater likelihood of government restrictions, nationalization, or confiscation than developed countries.
Private Placed Securities Risk  The Fund may invest in privately placed securities, which are subject to resale restrictions.
Call Risk  If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date.  The Fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
Extension Risk  If interest rates rise, debt securities may be paid in full more slowly than anticipated.
Foreign Risk  Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
Portfolio Turnover  The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.
Asset-Backed Securities Risk  Asset-backed securities represent interests in "pools" of assets, including consumer loans or receivables held in trust.  Asset-backed securities are subject to credit, interest rate, prepayment and extension risks.  These securities also are subject to risk of default of the underlying asset, particularly during periods of economic downturn.
Security Quality Risk  The Fund may invest in high yield, high risk debt securities, which may be subject to higher levels of credit and liquidity risk than higher quality debt securities. Security quality risk is sometimes known as "high yield risk" or "junk bond risk."
Income Risk  Falling interest rates may cause the Fund's income to decline.
Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
Mortgage-Related and Other Asset-Backed Risk  Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.
U.S. Government Obligations Risk  Certain securities in which the Fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.
Real Estate Investments Risk  The performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.
Sovereign Debt Risk  Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
Currency Risk  Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.  In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.

57-60

Proposed Substitution 9
Target Fund	Destination Fund
Alger Capital Appreciation Portfolio Class 1	AZL® Russell 1000 Growth Index Fund Class 1
Investment Objective Long-term capital appreciation	Investment Objective The Fund seeks to match the total return of the Russell 1000 Growth Index
Principal Investment Strategies
Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.
Under normal market circumstances, the Portfolio invests at least 85% of its net assets, plus any borrowings for investment purposes, in equity securities of companies of any market capitalization that Fred Alger Management, Inc. believes demonstrate promising growth potential.
The Portfolio can leverage, that is, borrow money to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.
The Portfolio can invest in foreign securities.

Principal Investment Strategies
The Fund normally invests in all stocks in the Russell 1000® Growth Index (the "Index") in proportion to their weighting in the Index.  The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.
The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit higher price-to-book ratios and higher forecasted growth values.  The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership.  The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment.  The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.
In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.  Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks	Principal Risks
Equity Securities Risk – As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio's price per share will fluctuate due to changes in the market prices of its investments. Also, the Portfolio's investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.
Investment Style Risk – Prices of growth stocks tend to be higher in relation to their companies' earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment's value.
The following risks may also apply:
• Smaller Cap Securities Risk – investing in companies of all capitalizations involves the risk that smaller issuers in which the Portfolio invests may have limited product lines or financial resources, or lack management depth. It may also be difficult or impossible to liquidate a security position at a time and price acceptable to the Portfolio because of the potentially less frequent trading of stocks of smaller market capitalization.
• Leverage Risk – the cost of borrowing money to leverage may exceed the returns for the securities purchased or the securities purchased may actually go down in value; thus, the Portfolio's net asset value can decrease more quickly than if the Portfolio had not borrowed.
• Foreign Securities Risk – the Portfolio's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Growth Stocks Risk  Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole.  Growth stocks may be susceptible to rapid price swings or to adverse developments in certain sectors of the market.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

61-62

Proposed Substitution 10
Target Fund	Destination Fund
Alger Large Cap Growth Portfolio Class 1	AZL® Russell 1000 Growth Index Fund Class 1
Investment Objective Long-term capital appreciation	Investment Objective The Fund seeks to match the total return of the Russell 1000 Growth Index
Principal Investment Strategies
Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.
The Portfolio focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have a market capitalization equal to or greater than the market capitalization of companies included in the Russell 1000 Growth Index, updated quarterly as reported by the index as of the most recent quarter-end. This index is designed to track the performance of large capitalization growth stocks. At March 31, 2016, the market capitalization of the companies in this index ranged from $169.3 million to $627.9 billion.

Principal Investment Strategies
The Fund normally invests in all stocks in the Russell 1000® Growth Index (the "Index") in proportion to their weighting in the Index.  The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.
The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit higher price-to-book ratios and higher forecasted growth values.  The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership.  The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment.  The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.
In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.  Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks	Principal Risks
Equity Securities Risk – As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio's price per share will fluctuate due to changes in the market prices of its investments. By focusing on large capitalization stocks, the Portfolio may underperform funds that invest primarily in the stocks of smaller capitalization companies during periods when the stocks of such companies are in favor. Also, the Portfolio's investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.
Investment Style Risk – Prices of growth stocks tend to be higher in relation to their companies' earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment's value.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Growth Stocks Risk  Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole.  Growth stocks may be susceptible to rapid price swings or to adverse developments in certain sectors of the market.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

63-64

Proposed Substitution 11
Target Fund	Destination Fund
Franklin Large Cap Growth VIP Fund Class 1 Franklin Large Cap Growth VIP Fund Class 2	AZL® Russell 1000 Growth Index Fund Class 1 AZL® Russell 1000 Growth Index Fund Class 2
Investment Objective Capital appreciation	Investment Objective The Fund seeks to match the total return of the Russell 1000 Growth Index.
Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in investments of large capitalization (large-cap) companies.  Large-cap companies are those with market capitalizations (share price times the number of common stock shares outstanding) within those of the top 50% of companies in the Russell 1000® Index at the time of purchase.  Under normal market conditions, the Fund invests predominantly in equity securities, mostly common stocks.  The Fund may also invest up to 20% of its net assets in investments of small to medium capitalization companies and a portion of its net assets in foreign securities.  Although the Fund seeks investments across a number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular sectors.  The investment manager is a research driven, fundamental investor, pursuing a growth strategy.  As a "bottom-up" investor focusing primarily on individual securities, the investment manager seeks companies that have identifiable drivers of future earnings growth and that present, in the investment manager's opinion, the best trade-off between that potential earnings growth, business and financial risk, and valuation.

Principal Investment Strategies
The Fund normally invests in all stocks in the Russell 1000® Growth Index (the "Index") in proportion to their weighting in the Index.  The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.
The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit higher price-to-book ratios and higher forecasted growth values.  The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership.  The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment.  The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.
In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.  Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks	Principal Risks
Market The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably.  A security's market value may be reduced by market activity or other results of supply and demand unrelated to the issuer.  This is a basic risk associated with all securities.  When there are more sellers than buyers, prices tend to fall.  Likewise, when there are more buyers than sellers, prices tend to rise.  Stock prices tend to go up and down more dramatically than those of debt securities.  A slower growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.
Growth Style Investing Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections.  Prices of these companies' securities may be more volatile than other securities, particularly over the short term.
Focus To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.
Foreign Securities Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility.  Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.
Smaller and Midsize Companies Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative.  Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets.  In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.
Management The Fund is subject to management risk because it is an actively managed investment portfolio.  The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Growth Stocks Risk  Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole.  Growth stocks may be susceptible to rapid price swings or to adverse developments in certain sectors of the market.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

65-66

Proposed Substitution 12
Target Fund	Destination Fund
Invesco V.I. American Franchise Fund Series I Invesco V.I. American Franchise Fund Series II	AZL® Russell 1000 Growth Index Fund Class 1 AZL® Russell 1000 Growth Index Fund Class 2
Investment Objective The Fund's investment objective is to seek capital growth.	Investment Objective The Fund seeks to match the total return of the Russell 1000 Growth Index.
Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S. The Fund invests primarily in equity securities of mid- and large- capitalization issuers. The principal type of equity security in which the Fund invests is common stock.
The Fund invests primarily in securities that are considered by the Fund's portfolio managers to have potential for earnings or revenue growth. The Fund may invest up to 20% of its net assets in securities of foreign issuers. The Fund's investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser), uses a bottom-up stock selection process designed to seek alpha (return on investments in excess of the Russell 1000® Growth Index), as well as a disciplined portfolio construction process designed to manage risk. The Adviser uses a holistic approach that closely examines company fundamentals, including detailed modeling of a company's financial statements and discussions with company management teams, suppliers, distributors, competitors, and customers. The Adviser uses a variety of valuation techniques based on the company in question, the industry in which the company operates, the stage of the company's business cycle, and other factors that best reflect a company's value. The Adviser seeks to invest in companies with attractive growth outlooks at compelling valuation levels, including both stable and catalyst-driven growth opportunities.
The Adviser considers whether to sell a particular security when a company hits the price target, a company's fundamentals deteriorate or the catalysts for growth are no longer present or reflected in the stock price

Principal Investment Strategies

The Fund normally invests in all stocks in the Russell 1000® Growth Index (the "Index") in proportion to their weighting in the Index.  The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.
The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit higher price-to-book ratios and higher forecasted growth values.  The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership.  The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment.  The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.
In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.  Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks
Foreign Securities Risk.  The Fund's foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.
Growth Investing Risk.  Growth stocks can perform differently from the market as a whole.  Growth stocks tend to be more expensive relative to their earnings or assets compared with other types of stock.  As a result they tend to be more sensitive to changes in their earnings and can be more volatile.
Management Risk.  The Fund is actively managed and depends heavily on the Adviser's judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund's portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.
Market Risk.  The market values of the Fund's investments, and therefore the value of the Fund's shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the  market as a whole. Individual stock prices tend to go up   and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.
Mid-Capitalization Risk.  Mid-capitalization companies tend to be more vulnerable to changing market conditions and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies' securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.
Sector Focus Risk. The Fund may from time to time invest a significant amount of its assets (i.e. over 25%) in one market sector or group of related industries. In this event, the Fund's performance will depend to a  greater extent on the overall condition of the sector or group of industries and there is increased risk that the Fund will lose significant value if conditions adversely affect that sector or group of industries.

Principal Risks
• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Growth Stocks Risk  Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole.  Growth stocks may be susceptible to rapid price swings or to adverse developments in certain sectors of the market.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

67-69

Proposed Substitution 13
Target Fund	Destination Fund
Jennison Portfolio Class II	AZL® Russell 1000 Growth Index Fund Class 2
Investment Objective Long-term growth of capital.	Investment Objective The Fund seeks to match the total return of the Russell 1000 Growth Index.
Principal Investment Strategies
The Portfolio normally invests at least 65% of its total assets in equity and equity-related securities of companies that exceed $1 billion in market capitalization at the time of investment and that the Portfolio believes have above-average growth prospects.  The Portfolio selects stocks on a company-by-company basis using fundamental analysis and looks for companies with some or all of the following:  high sales growth, high unit growth, high or improving returns on assets and equity and a strong balance sheet.  Often a company selected by the Portfolio has a defendable competitive position, enduring business franchise, differentiated product or service and/or proven management team.  The Portfolio may invest up to 30% of its assets in foreign securities.

Principal Investment Strategies
The Fund normally invests in all stocks in the Russell 1000® Growth Index (the "Index") in proportion to their weighting in the Index.  The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.
The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit higher price-to-book ratios and higher forecasted growth values.  The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership.  The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment.  The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.
In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.  Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks	Principal Risks
Derivatives Risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of one or more underlying investments, such as an asset, reference rate, or index. The use of derivatives involves a variety of risks, including the risk that: the party on the other side of a derivative transaction will be unable to honor its financial obligation; leverage created by investing in derivatives may result in losses to the Portfolio; derivatives may be difficult or impossible for the Portfolio to buy or sell at an opportune time or price, and may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce or magnify losses but also may reduce or eliminate gains; and the price of commodity-linked derivatives may be more volatile than the prices of traditional equity and debt securities.
The SEC has proposed a new rule related to the use of derivatives by registered investment companies, which, if adopted by the SEC as proposed, may limit the Portfolio's ability to engage in transactions that involve potential future payment obligations (including derivatives such as forwards, futures, swaps and written options) and may limit the ability of the Portfolio to invest in accordance with its stated investment strategy.
Equity Securities Risk. The value of a particular stock or equity-related security held by the Portfolio could fluctuate, perhaps greatly, in response to a number of factors, such as changes in the issuer's financial condition or the value of the equity markets or a sector of those markets. Such events may result in losses to the Portfolio.
Expense Risk. The actual cost of investing in the Portfolio may be higher than the expenses shown in the "Annual Portfolio Operating Expenses" table above for a variety of reasons, including, for example, if the Portfolio's average net assets decrease.
Foreign Investment Risk. Investments in foreign securities generally involve more risk than investing in securities of US issuers, including: changes in currency exchange rates may affect the value of foreign securities held by the Portfolio; foreign markets generally are more volatile than, and generally are not subject to regulatory requirements comparable to, US markets; foreign financial reporting standards usually differ from those in the US; foreign exchanges are often less liquid than US markets; political developments may adversely affect the value of foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.
Investment Style Risk. Securities of a particular investment style, such as growth or value, tend to perform differently (i.e., better or worse than other segments of, or the overall, stock market) depending on market and economic conditions.
Liquidity and Valuation Risk. The Portfolio may hold one or more securities for which there are no or few buyers and sellers or the securities are subject to limitations on transfer. The Portfolio may be unable to sell those portfolio holdings at the desired time or price, and may have difficulty determining the value of such securities for the purpose of determining the Portfolio's net asset value. In such cases, investments owned by the Portfolio may be valued at fair value pursuant to guidelines established by the Portfolio's Board of Trustees. No assurance can be given that the fair value prices accurately reflect the value of security.
Market Capitalization Risk. Investing in issuers within the same market capitalization category carries the risk that the category may be out of favor due to current market conditions or investor sentiment. Because the Portfolio may invest a portion of its assets in securities issued by small-cap companies, it is likely to be more volatile than a portfolio that focuses on securities issued by larger companies. Small-sized companies often have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies. In addition, smaller companies are typically more sensitive to changes in overall economic conditions and their securities may be difficult to trade.
Market and Management Risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. The investment techniques, risk analysis and investment strategies used by a subadviser in making investment decisions for the Portfolio may not produce the intended or desired results.
Recent Events Risk. Events in the financial markets have caused, and may continue to cause, increased volatility and a significant decline in the value and liquidity of many securities. As a result, identifying investment risks and opportunities may be especially difficult. There is no assurance that steps taken by governments, and their agencies and instrumentalities, to support financial markets will continue, and the impact of regulatory changes on the markets may not be known for some time.
Regulatory Risk. The Portfolio is subject to a variety of laws and regulations which govern its operations. The Portfolio is subject to regulation by the SEC and/or the CFTC. Similarly, the businesses and other issuers of the securities and other instruments in which the Portfolio invests are also subject to considerable regulation. A change in laws and regulations may materially impact the Portfolio, a security, business, sector or market.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Growth Stocks Risk  Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole.  Growth stocks may be susceptible to rapid price swings or to adverse developments in certain sectors of the market.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

70-73

Proposed Substitution 14
Target Fund	Destination Fund
Davis VA Value Portfolio Class 1	AZL® Russell 1000 Value Index Fund Class 1
Investment Objective Long-term growth of capital	Investment Objective The Fund seeks to match the total return of the Russell 1000 Value Index.
Principal Investment Strategies

Davis Selected Advisers, L.P. ("Davis Advisors" or the "Adviser"), the Fund's investment adviser, uses the Davis Investment Discipline to invest Davis Value Portfolio's portfolio principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by large companies with market capitalizations of at least $10 billion. Historically, the Fund has invested a significant portion of its assets in financial services companies and in foreign companies, and may also invest in mid- and small-capitalization companies.

Davis Investment Discipline. Davis Advisors manages equity funds using the Davis Investment Discipline. Davis Advisors conducts extensive research to try to identify businesses that possess characteristics that Davis Advisors believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. Davis Advisors aims to invest in such businesses when they are trading at discounts to their intrinsic worth. Davis Advisors emphasizes individual stock selection and believes that the ability to evaluate management is critical. Davis Advisors routinely visits managers at their places of business in order to gain insight into the relative value of different businesses. Such research, however rigorous, involves predictions and forecasts that are inherently uncertain. After determining which companies Davis Advisors believes the Fund should own, Davis Advisors then turns its analysis to determining the intrinsic value of those companies' equity securities. Davis Advisors seeks companies whose equity securities can be purchased at a discount from Davis Advisors' estimate of the company's intrinsic value based upon fundamental analysis of cashflows, assets and liabilities, and other criteria which Davis Advisors deems to be material on a company by company basis. Davis Advisors' goal is to invest in companies for the long term (ideally five years or longer, although this goal may not be met). Davis Advisors considers selling a company's equity securities if the securities' market price exceeds Davis Advisors' estimates of intrinsic value, if the ratio of the risks and rewards of continuing to own the company's equity securities is no longer attractive, or to raise cash to purchase a more attractive investment opportunity, satisfy net redemptions, or other purposes.

Principal Investment Strategies

The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index.  The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.
The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values.  The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership.  The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment.  The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.
In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.  Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks

Stock Market risk. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices, including the possibility of sharp declines.
Manager risk. Poor security selection or focus on securities in a particular sector, category, or group of companies may cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.
Common Stock risk. Common stock represents an ownership position in a company. An adverse event may have a negative impact on a company and could result in a decline in the price of its common stock. Common stock is generally subordinate to an issuer's other securities, including preferred, convertible, and debt securities.
Large-Capitalization Companies risk. Companies with $10 billion or more in market capitalization are considered by the Adviser to be large-capitalization companies. Large-capitalization companies generally experience slower rates of growth in earnings per share than do mid-and small-capitalization companies.
Mid- and Small-Capitalization Companies risk. Companies with less than $10 billion in market capitalization are considered by the Adviser to be mid- or small-capitalization companies. Mid- and small-capitalization companies typically have more limited product lines, markets and financial resources than larger companies, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies.
Headline risk. The Fund may invest in a company when the company becomes the center of controversy after receiving adverse media attention concerning its operations, long-term prospects, management or for other reasons. While Davis Advisors researches companies subject to such contingencies, it cannot be correct every time, and the company's stock may never recover or may become worthless.
Financial Services risk. Risks of investing in the financial services sector include: (i) systemic risk; (ii) regulatory actions; (iii) changes in interest rates: unstable and/or rising interest rates; (iv) non-diversified loan portfolios; (v) credit; and (vi) competition.
Foreign Country risk. Securities of foreign companies (including ADRs) may be subject to greater risk as foreign economies may not be as strong or diversified, foreign political systems may not be as stable, and foreign financial reporting standards may not be as rigorous as they are in the United States. There may also be less information publicly available regarding the non-U.S. issuers and their securities. These securities may be less liquid (and, in some cases, may be illiquid) and could be harder to value than more liquid securities.
Emerging Market risk. Securities of issuers in emerging and developing markets may offer special investment opportunities, but present risks not found in more mature markets.
Foreign Currency risk. The change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. For example, when the Fund holds a security that is denominated in a foreign currency, a decline of that foreign currency against the U.S. dollar would generally cause the value of the Fund's shares to decline.
Depositary Receipts risk. Depositary receipts, consisting of American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts, are certificates evidencing ownership of shares of a foreign issuer. Depositary receipts are subject to many of the risks associated with investing directly in foreign securities. Depositary receipts may trade at a discount (or premium) to the underlying security and may be less liquid than the underlying securities listed on an exchange.
Fees and Expenses risk. The Fund may not earn enough through income and capital appreciation to offset the operating expenses of the Fund. All mutual funds incur operating fees and expenses. Fees and expenses reduce the return which a shareholder may earn by investing in a fund, even when a fund has favorable performance. A low return environment, or a bear market, increases the risk that a shareholder may lose money.

Principal Risks

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations.  Value stocks may lose favor with investors, or their valuations may not improve as anticipated.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

74-76

Proposed Substitution 15
Target Fund	Destination Fund
Franklin Growth and Income VIP Fund Class 1 Franklin Growth and Income VIP Fund Class 2	AZL® Russell 1000 Value Index Fund Class 1 AZL® Russell 1000 Value Index Fund Class 2
Investment Objective Capital appreciation. Its secondary goal is current income.	Investment Objective The Fund seeks to match the total return of the Russell 1000 Value Index.
Principal Investment Strategies
Under normal conditions, the Fund invests predominantly in equity securities, including common stock, preferred stock and securities convertible into common stocks. The Fund may also invest up to 20% of its net assets in debt securities, including any combination of the following investments: corporate, agency and government bonds issued in the United States and other countries; notes and debentures (collectively with bonds referred to as debt securities).
The Fund does not presently intend to invest in any below investment grade bonds that are not convertible bonds. The Fund generally invests predominantly in common stocks, and the remainder of its net assets in other instruments such as convertible securities and debt securities. The Fund may invest up to 25% of its net assets in foreign securities, including developing or emerging markets.
While the Fund does not concentrate in any one industry, from time to time, based on economic conditions, it may make significant investments in certain sectors.
The Fund's strategy is to invest in a broadly diversified portfolio of equity securities that the Fund's investment manager considers to be financially strong, with a focus on "blue chip" companies. The investment manager applies a "bottom-up" approach to investing in individual securities. The investment manager will assess the market price of a company's securities relative to the investment manager's evaluation of the company's long-term earnings, asset value, and cash flow potential. The investment manager also considers a company's price/earnings ratio, profit margins, balance sheet and liquidation value. The Fund's investment manager considers dividend yield in selecting stocks for the Fund because the investment manager believes that, over time, dividend income can contribute significantly to total return and can be a more consistent source of investment return than capital appreciation.

Principal Investment Strategies
The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index.  The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.
The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values.  The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership.  The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment.  The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.
In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.  Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks	Principal Risks
• Market The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.
Stock prices tend to go up and down more dramatically than those of debt securities. A slower growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.
• Blend Style Investing A "blend" strategy results in investments in both growth and value stocks, or in stocks with characteristics of both.  Growth stock prices reflect projections of future earnings or revenues and can fall dramatically if the company fails to meet those projections.  With respect to value stocks, if other investors fail to recognize the company's value, or favor investing in faster-growing companies, value stocks may not increase in value as anticipated by the Fund's investment manager or may decline even further.
• Income Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall, when dividend income from investments in stocks decline, or when the Fund experiences defaults on debt securities it holds.
• Focus To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.
• Foreign Securities Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility.  Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.
• Credit An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part.  Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.
• Convertible Securities Convertible securities are subject to the risks of stocks when the underlying stock price is high relative to the conversion price (because more of the security's value resides in the conversion feature) and debt securities when the underlying stock price is low relative to the conversion price (because the conversion feature is less valuable).  A convertible security is not as sensitive to interest rate changes as a similar non-convertible debt security, and generally has less potential for gain or loss than the underlying stock.
• High-Yield Debt Securities Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities.  High-yield debt securities are generally considered predominantly speculative and are more vulnerable to economic changes, such as a recession or a sustained period of rising interest rates, that could affect the issuers' ability to make interest and principal payments when due.  The prices of high-yield debt securities generally fluctuate more than those of higher credit quality.  High-yield debt securities are generally more illiquid (harder to sell) and harder to value.
• Management The Fund is subject to management risk because it is an actively managed investment portfolio.  The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.
• Interest Rate Common stocks with higher dividend yields can be sensitive to interest rate movements:  when interest rates rise, the prices of these stocks may tend to fall.  The opposite can also be true:  the prices of higher yielding stocks may tend to rise when interest rates fall.  Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations.  Value stocks may lose favor with investors, or their valuations may not improve as anticipated.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

77-80

Proposed Substitution 16
Target Fund	Destination Fund
Invesco V.I. Growth & Income Fund Series I	AZL® Russell 1000 Value Index Fund Class 1
Investment Objective Long-term growth of capital and income	Investment Objective The Fund seeks to match the total return of the Russell 1000 Value Index.
Principal Investment Strategies

Under normal market conditions, the Fund's investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser) seeks to achieve the Fund's investment objective by investing primarily in income-producing equity securities, which include common stocks and convertible securities.
The Fund may invest in securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.
 The Fund may invest up to 15% of its net assets in real estate investment trusts (REITs).
The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include depositary receipts.
The Fund can invest in derivative instruments including forward foreign currency contracts, futures contracts and options.
The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.
The Fund can use futures contracts to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.
The Fund can use options to seek alpha (return on investments in excess of the Russell 1000® Value Index), to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.
The Fund emphasizes a value style of investing, which focuses on undervalued companies with characteristics for improved valuations. In selecting securities for the Fund, the Adviser looks for catalysts for change that may positively impact a company, such as new management, industry development or regulatory change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation of the change taking place at the company.
The Fund may dispose of a security whenever, in the opinion of the Adviser, the security reaches the Adviser's estimate of fair value or when the Adviser identifies a more attractive investment opportunity.

Principal Investment Strategies

The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index.  The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.
The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values.  The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership.  The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment.  The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.
In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.  Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks	Principal Risks
Convertible Securities Risk. The market values of convertible securities are affected by market interest rates, the risk of actual issuer default on interest or principal payments and the value of the underlying common stock into which the convertible security may be converted. Additionally, a convertible security is subject to the same types of market and issuer risks as apply to the underlying common stock. In addition, certain convertible securities are subject to involuntary conversions and may undergo principal write-downs upon the occurrence of certain triggering events, and, as a result, are subject to an increased risk of loss.
Depositary Receipts Risk. Investing in depositary receipts involves the same risks as direct investments in foreign securities. In addition, the underlying issuers of certain depositary receipts are under no obligation to distribute shareholder communications or pass through any voting rights with respect to the deposited securities to the holders of such receipts. The Fund may therefore receive less timely information or have less control than if it invested directly in the foreign issuer.
Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund's returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund's ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.
Foreign Securities Risk. The Fund's foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.
Management Risk. The Fund is actively managed and depends heavily on the Adviser's judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund's portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.
Market Risk. The market values of the Fund's investments, and therefore the value of the Fund's shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.
REIT Risk/Real Estate Risk. Investments in real estate related instruments may be affected by economic, legal, cultural, environmental or technological factors that affect property values, rents or occupancies of real estate related to the Fund's holdings. Shares of real estate related companies, which tend to be small- and mid-cap companies, may be more volatile and less liquid.
Sector Focus Risk. The Fund may from time to time invest a significant amount of its assets (i.e. over 25%) in one market sector or group of related industries. In this event, the Fund's performance will depend to a greater extent on the overall condition of the sector or group of industries and there is increased risk that the Fund will lose significant value if conditions adversely affect that sector or group of industries
Small- and Mid-Capitalization Risks. Small- and mid-capitalization companies tend to be more vulnerable to changing market conditions, may have little or no operating history or track record of success, and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies' securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.
Value Investing Style Risk. A value investing style subjects the Fund to the risk that the valuations never improve or that the returns on value equity securities are less than returns on other styles of investing or the overall stock market.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations.  Value stocks may lose favor with investors, or their valuations may not improve as anticipated.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

81-84

Proposed Substitution 17
Target Fund	Destination Fund
Invesco V.I. Core Equity Fund Series I	AZL® S&P 500 Index Fund Class 1
Investment Objective Long-term growth of capital.	Investment Objective The Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500®).
Principal Investment Strategies

The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at attractive valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. The principal type of equity securities in which the Fund invests is common stock. The Fund may invest in the securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.
The Fund may invest up to 25% of its net assets in foreign securities. The Fund may also invest up to 20% of its net assets in debt securities, including foreign government debt securities.
The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the Fund generally invests a substantial amount of its assets in cash and cash equivalents. As a result, the Fund may not achieve its investment objective.
The Fund can invest in derivative instruments, including futures contracts and forward foreign currency contracts.
The Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk.
The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.
In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their business prospects, appreciation potential and ROIC. The process they use to identify potential investments for the Fund includes three phases: financial analysis, business analysis and valuation analysis. Financial analysis evaluates an issuer's capital allocation, and provides vital insight into historical and potential ROIC which is a key indicator of business quality and caliber of management. Business analysis allows the team to assess an issuer's competitive positioning by identifying key drivers of the issuer, understanding industry challenges and evaluating the sustainability of competitive advantages. Both the financial and business analyses serve as a basis to construct valuation models that help estimate an issuer's value. The portfolio managers use three primary valuation techniques: discounted cash flow, traditional valuation multiples and net asset value. At the conclusion of their research process, the portfolio managers will generally invest in an issuer when they have determined it potentially has high or improving ROIC, quality management with a long-term perspective, a strong competitive position and is trading at an attractive valuation. The portfolio managers consider selling a security when it exceeds the target price, has not shown a demonstrable improvement in fundamentals or a more compelling investment opportunity exists.

Principal Investment Strategies

The subadviser normally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.
The subadviser attempts to have a correlation between the Fund's performance and that of the S&P 500® Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.
The S&P 500® is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general.  S&P® adjusts each company's stock weighting in the index by the number of available float shares (those shares available to public investors) divided by the company's total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones.
In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index.  However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.

Principal Risks	Principal Risks
Cash/Cash Equivalents Risk. In rising markets, holding cash or cash equivalents will negatively affect the Fund's performance relative to its benchmark.
Debt Securities Risk. The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund's distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. Changes in an issuer's financial strength, the market's perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The Adviser's credit analysis may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.
Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund's returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund's ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.
Foreign Government Debt Risk. Investments in foreign government debt securities (sometimes referred to as sovereign debt securities) involve certain risks in addition to those relating to foreign securities or debt securities generally. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and the Fund may have limited recourse in the   event of a default against the defaulting government. Without the approval of debt holders, some governmental debtors have in the past been able to reschedule or restructure their debt payments or declare moratoria on payments.
Foreign Securities Risk. The Fund's foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful.
Management Risk. The Fund is actively managed and depends heavily on the Adviser's judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund's portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.
Market Risk. The market values of the Fund's investments, and therefore the value of the Fund's shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.
Small- and Mid-Capitalization Companies Risks. Small- and mid-capitalization companies tend to be more vulnerable to changing market conditions, may have little or no operating history or track record of success, and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies' securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Industry Sector Risk  Investing in a single industry or sector, or concentrating investments in a limited number of industries or sectors, tends to increase the risk that economic, political, or regulatory developments affecting certain industries or sectors will have a large impact on the value of the Fund's portfolio.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

85-89

Proposed Substitution 18
Target Fund	Destination Fund
JPMorgan Insurance Trust U.S. Equity Portfolio Class 1	AZL® S&P 500 Index Fund Class 1
Investment Objective High total return from a portfolio of selected equity securities.	Investment Objective The Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500®).
Principal Investment Strategies
Under normal circumstances, the Portfolio invests at least 80% of its Assets in equity securities of U.S. companies. "Assets" means net assets, plus the amount of borrowings for investment purposes. In implementing its strategy, the Portfolio primarily invests in common stocks of large- and mid-capitalization U.S. companies but it may also invest up to 20% of its Assets in common stocks of foreign companies, including depositary receipts. Depositary receipts are financial instruments representing a foreign company's publicly traded securities. A depositary receipt trades on a stock exchange in a country different from the company's local market.
Sector by sector, the Portfolio's weightings are similar to those of the S&P 500 Index. Within each sector, the Portfolio focuses on those equity securities that it considers most undervalued and seeks to outperform the S&P 500 through superior stock selection. By emphasizing undervalued equity securities, the Portfolio seeks to produce returns that exceed those of the S&P 500 Index. At the same time, by controlling the sector weightings of the Portfolio so they can differ only moderately from the sector weightings of the S&P 500 Index, the Portfolio seeks to limit its volatility to that of the overall market, as represented by this index. It will also look to identify companies that regularly pay dividends.
Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Portfolio can invest. To the extent the Portfolio uses derivatives, the Portfolio will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions.
Investment Process: In managing the Portfolio, the adviser employs a three-step process that combines research, valuation and stock selection. The adviser takes an in-depth look at company prospects over a period as long as five years, which is designed to provide insight into a company's real growth potential. The research findings allow the adviser to rank the companies in each sector group according to what it believes to be their relative value.
On behalf of the Portfolio, the adviser then buys and sells equity securities, using the research and valuation rankings as a basis. In general, the adviser buys equity securities that are identified as undervalued and considers selling them when they appear to be overvalued. Along with attractive valuation, the adviser often considers a number of other criteria:
• catalysts that could trigger a rise in a stock's price
• high potential reward compared to potential risk
• temporary mispricings caused by apparent market overreactions.

Principal Investment Strategies
The subadviser normally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.
The subadviser attempts to have a correlation between the Fund's performance and that of the S&P 500® Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.
The S&P 500® is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general.  S&P® adjusts each company's stock weighting in the index by the number of available float shares (those shares available to public investors) divided by the company's total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones.
In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index.  However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.

Principal Risks	Principal Risks
Equity Market Risk.  The price of equity securities may rise or fall because of changes in the broad market or changes in a company's financial condition, sometimes rapidly or unpredictably.  These price movements may result from factors affecting individual companies, sectors or industries selected for the Portfolio or the securities market as a whole, such as changes in economic or political conditions.  When the value of the Portfolio's securities goes down, your investment in the Portfolio decreases in value.
General Market Risk.  Economies and financial markets throughout the world are becoming increasingly interconnected, which increases the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. Securities held by the Portfolio may underperform in comparison to the general financial markets, a particular financial market or other asset classes, due to a number of factors, including inflation, interest rates, global demand for particular products or resources, natural disasters or events, terrorism, regulatory events and government controls.
Mid Cap Company Risk.  Investments in mid cap companies may be riskier, more volatile and more vulnerable to economic, market and industry changes than investments in larger, more established companies.  The securities of mid cap companies may trade less frequently and in smaller volumes than securities of larger companies.  As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term.
Large Cap Company Risk. Because the Portfolio invests principally in large cap company securities, it may underperform other funds during periods when the Portfolio's securities are out of favor.
Value Strategy Risk. An undervalued stock may decrease in price or may not increase in price as anticipated by the adviser if other investors fail to recognize the company's value or the factors that the adviser believes will cause the stock price to increase do not occur.
Foreign Securities Risk. Investments in foreign issuers are subject to additional risks, including political and economic risks, civil conflicts and war, greater volatility, currency fluctuations, expropriation and nationalization risks, higher transactions costs, delayed settlement, possible foreign controls on investment, and less stringent investor protection and disclosure standards of foreign markets. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. If foreign securities are denominated and traded in a foreign currency, the value of the Portfolio's foreign holdings can be affected by currency exchange rates and exchange control regulations. In certain markets where securities and other instruments are not traded "delivery versus payment," the Portfolio may not receive timely payment for securities or other instruments it has delivered or receive delivery of securities paid for and may be subject to increased risk that the counterparty will fail to make payments or delivery when due or default completely. Events and evolving conditions in certain economies or markets may alter the risks associated with investments tied to countries or regions that historically were perceived as comparatively stable becoming riskier and more volatile.
Derivatives Risk. Derivatives, including futures, may be riskier than other types of investments and may increase the volatility of the Portfolio. Derivatives may be more sensitive to changes in economic or market conditions and may create leverage which could result in losses that significantly exceed the Portfolio's original investment. Derivatives also expose the Portfolio to counterparty risk which is the risk that the derivative counterparty will not fulfill its contractual obligations (and includes credit risk associated with the counterparty). Certain derivatives are synthetic instruments that attempt to replicate the performance of certain reference assets. With regard to such derivatives, the Portfolio does not have a claim on the reference assets and is subject to enhanced counterparty risk. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to risks of mispricing or improper valuation.
Industry and Sector Focus Risk. At times the Portfolio may increase the relative emphasis of its investments in a particular industry or sector. The prices of securities of issuers in a particular industry or sector may be more susceptible to fluctuations due to changes in economic or business conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than securities of issuers in other industries and sectors. To the extent that the Portfolio increases the relative emphasis of its investments in a particular industry or sector, its shares' values may fluctuate in response to events affecting that industry or sector.
Transactions Risk. The Portfolio could experience a loss and its liquidity may be negatively impacted when selling securities to meet redemption requests by shareholders. The risk of loss increases if the redemption requests are unusually large or frequent or occur in times of overall market turmoil or declining prices. Similarly, large purchases of Portfolio shares may adversely affect the Portfolio's performance to the extent that the Portfolio is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Industry Sector Risk  Investing in a single industry or sector, or concentrating investments in a limited number of industries or sectors, tends to increase the risk that economic, political, or regulatory developments affecting certain industries or sectors will have a large impact on the value of the Fund's portfolio.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage.  The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

90-93

Proposed Substitution 19
Target Fund	Destination Fund
Oppenheimer Main Street Fund/VA Class 1	AZL® S&P 500 Index Fund Class 1
Investment Objective The Fund seeks capital appreciation	Investment Objective The Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500®).
Principal Investment Strategies
The Fund mainly invests in common stocks of U.S. companies of different capitalization ranges.  The Fund currently focuses on "larger capitalization" issuers, which are considered to be companies with market capitalizations equal to the companies in the Russell 1000 Index.  The portfolio managers use fundamental research and quantitative models to select securities for the Fund's portfolio, which is comprised of both growth and value stocks.  While the process may change over time or vary in particular cases, in general the selection process currently uses:
• a fundamental approach in analyzing issuers on factors such as a company's financial performance and prospects, industry position, and business model and management strength.  Industry outlook, market trends and general economic conditions may also be considered.
• quantitative models to rank securities within each sector to identify potential buy and sell candidates for further fundamental analysis.  A number of company-specific factors are analyzed in constructing the models, including valuation, fundamentals and momentum.
The portfolio is constructed and regularly monitored based upon several analytical tools, including quantitative investment models.  The Fund aims to maintain a broadly diversified portfolio across major economic sectors by applying investment parameters for both sector and position size.  The portfolio managers use the following sell criteria:  the stock price is approaching its target, deterioration in the company's competitive position, poor execution by the company's management, or identification of more attractive alternative investment ideas.

Principal Investment Strategies
The subadviser normally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.
The subadviser attempts to have a correlation between the Fund's performance and that of the S&P 500® Index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.
The S&P 500® is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general.  S&P® adjusts each company's stock weighting in the index by the number of available float shares (those shares available to public investors) divided by the company's total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones.
In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index.  However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.

Principal Risks	Principal Risks
Risks of Investing in Stock.  The value of a Fund's portfolio may be affected by changes in the stock markets.  Stock markets may experience significant short-term volatility and may fall sharply at times.  Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments.  Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets.
The prices of individual stocks generally do not all move in the same direction at the same time.  For example, "growth" stocks may perform well under circumstances in which "value" stocks in general have fallen.  A variety of factors can affect the price of a particular company's stock.  These factors may include, but are not limited to:  poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company's sector or industry, or changes in government regulations affecting the company or its industry.
To the extent that securities of a particular type are emphasized, for example foreign stocks, stocks of small- or mid-cap companies, growth or value stocks, or stocks of companies in a particular industry, fund share values may fluctuate more in response to events affecting the market for those types of securities.
Industry and Sector Focus.  At times the Fund may increase the relative emphasis of its investments in a particular industry or sector.  The prices of stocks of issuers in a particular industry or sector may go up and down in response to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others.  To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector, its share values may fluctuate in response to events affecting that industry or sector.  To some extent that risk may be limited by the Fund's policy of not concentrating its investments in any one industry.
Risks of Small- and Mid-Cap Companies.  Small- and mid-cap companies may be either established or newer companies, including "unseasoned" companies that have typically been in operation for less than three years. While small- and mid-cap companies might offer greater opportunities for gain than larger companies, they also involve greater risk of loss. They may be more sensitive to changes in a company's earnings expectations and may experience more abrupt and erratic price  movements. Small- and mid-cap companies' securities may trade in lower volumes and it might be harder for the Fund to dispose of its holdings at an acceptable price when it wants to sell them. Small- and mid-cap companies may not have established markets for their products or services and may have fewer customers and product lines. They may have more limited access to financial resources and may not have the financial strength to sustain them through business downturns or adverse market conditions. Since small- and mid-cap companies typically reinvest a high proportion of their earnings in their business, they may not pay dividends for some time, particularly if they are newer companies. Small- and mid-cap companies may have unseasoned management or less depth in management skill than larger, more established companies. They may be more reliant on the efforts of particular members of their management team and management changes may pose a greater risk to the success of the business. It may take a substantial period of time before the Fund realizes a gain on an investment in a small- or mid-cap company, if it realizes any gain at all.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Industry Sector Risk  Investing in a single industry or sector, or concentrating investments in a limited number of industries or sectors, tends to increase the risk that economic, political, or regulatory developments affecting certain industries or sectors will have a large impact on the value of the Fund's portfolio.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage.  The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk  An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

94-96

Proposed Substitution 20
Target Fund	Destination Fund
Alger Small Cap Growth Portfolio Class 1	AZL® Small Cap Stock Index Fund Class 1
Investment Objective Long-term capital appreciation	Investment Objective The Fund seeks to match the performance of the Standard & Poor's (S&P) SmallCap 600 Index®.
Principal Investment Strategies
Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.
The Portfolio focuses on small, fast-growing companies that Fred Alger Management, Inc. believes offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index, as reported by the indexes as of the most recent quarter-end. Both indexes are broad-based indexes of small capitalization stocks. At March 31, 2016, the market capitalization of the companies in these indexes ranged from $42.8 million to $6.1 billion.

Principal Investment Strategies
The subadviser normally invests in all of the stocks in the S&P SmallCap 600® Index in proportion to their weighting in the index.
Under normal market conditions, the Fund invests at least 80% of its assets, plus any borrowings for investment purposes, in investments of small capitalization companies, which for this purpose are companies with market capitalizations (the total market value of a company's outstanding stock) at the time of purchase included in the S&P SmallCap 600 Index.
The subadviser attempts to have a correlation between the Fund's performance and that of the index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.
The S&P SmallCap 600® Index is an unmanaged index composed of 600 domestic stocks with market capitalizations ranging between approximately $300 million and $2.0 billion, depending on index composition.  S&P® adjusts each company's stock weighting in the index by the number of available float shares (those shares available to public investors) divided by the total shares outstanding of the company, which means larger companies with more available float shares have greater representation in the index than smaller ones.
In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index.  However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.

Principal Risks	Principal Risks
Equity Securities Risk – As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio's price per share will fluctuate due to changes in the market prices of its investments. Also, the Portfolio's investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.
Investment Style Risk – Prices of growth stocks tend to be higher in relation to their companies' earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment's value.
The following risks may also apply:
• Small Cap Securities Risk – there may be greater risk in investing in smaller, less seasoned companies rather than larger, more established companies due to such factors as inexperienced management and limited product lines or financial resources. It may also be difficult or impossible to liquidate a security position at a time and price acceptable to the Portfolio because of the potentially less frequent trading of stocks of smaller market capitalization.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Capitalization Risk Investing in small to midsized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Initial Public Offerings Risk  Securities purchased in initial public offerings (IPOs) may be issued by companies with limited operating histories or companies that are undercapitalized.  The trading market for these securities may be limited.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage.  The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

97-98

Proposed Substitution 21
Target Fund	Destination Fund
Columbia Variable Portfolio – Select Smaller-Cap Value Fund Class 1	AZL® Small Cap Stock Index Fund Class 1
Investment Objective Long-term capital growth	Investment Objective The Fund seeks to match the performance of the Standard & Poor's (S&P) SmallCap 600 Index®.
Principal Investment Strategies
Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of smaller capitalization issuers. These companies have market capitalizations in the range of companies in the Russell 2000® Value Index (the Index) at the time of purchase (between $13.6 million and $5.8 billion as of March 31, 2016). The market capitalization range and composition of the companies in the Index are subject to change. The Fund's Board of Trustees may change the parameters by which smaller market capitalization is defined if it concludes such a change is appropriate.
The Fund invests substantially in securities of U.S. issuers. The Fund may invest up to 25% of its net assets in foreign investments. The Fund also invests substantially in "value" companies. The Fund considers "value" companies to be those companies believed by the investment manager to be undervalued, either historically, by the market, or as compared with issuers in the same or similar industry or sector. The Fund may from time to time emphasize one or more economic sectors in selecting its investments, including the financial services sector. The Fund may hold a small number of securities, consistent with its value investment approach. Generally, the Fund anticipates holding between 40 and 50 securities in its portfolio; however, the Fund may hold, at any time, more or fewer securities than noted in this range.

Principal Investment Strategies
The subadviser normally invests in all of the stocks in the S&P SmallCap 600® Index in proportion to their weighting in the index.
Under normal market conditions, the Fund invests at least 80% of its assets, plus any borrowings for investment purposes, in investments of small capitalization companies, which for this purpose are companies with market capitalizations (the total market value of a company's outstanding stock) at the time of purchase included in the S&P SmallCap 600 Index.
The subadviser attempts to have a correlation between the Fund's performance and that of the index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.
The S&P SmallCap 600® Index is an unmanaged index composed of 600 domestic stocks with market capitalizations ranging between approximately $300 million and $2.0 billion, depending on index composition.  S&P® adjusts each company's stock weighting in the index by the number of available float shares (those shares available to public investors) divided by the total shares outstanding of the company, which means larger companies with more available float shares have greater representation in the index than smaller ones.
In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index.  However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.

Principal Risks	Principal Risks
An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund's holdings may decline, and the Fund's net asset value (NAV) and share price may go down.
Active Management Risk. Due to its active management, the Fund could underperform its benchmark index and/or other funds with similar investment objectives and/or strategies.
Focused Portfolio Risk. Because the Fund may invest in a limited number of companies, the Fund as a whole is subject to greater risk of loss if any of those securities decline in price.
Foreign Securities Risk. Investments in or exposure to foreign securities involve certain risks not associated with investments in or exposure to securities of U.S. companies. Foreign securities subject the Fund to the risks associated with investing in the particular country of an issuer, including the political, regulatory, economic, social, diplomatic and other conditions or events occurring in the country or region, as well as risks associated with less developed custody and settlement practices. Foreign securities may be more volatile and less liquid than securities of U.S. companies, and are subject to the risks associated with potential imposition of economic and other sanctions against a particular foreign country, its nationals or industries or businesses within the country. In addition, foreign governments may impose withholding or other taxes on the Fund's income, capital gains or proceeds from the disposition of foreign securities, which could reduce the Fund's return on such securities. The performance of the Fund may also be negatively impacted by fluctuations in a foreign currency's strength or weakness relative to the U.S. dollar, particularly to the extent the Fund invests a significant percentage of its assets in foreign securities or other assets denominated in currencies other than the U.S. dollar.
Issuer Risk. An issuer in which the Fund invests or to which it has exposure may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund's performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.
Market Risk. Market risk refers to the possibility that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise. An investment in the Fund could lose money over short or long periods.
Sector Risk. At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within an economic sector, including the financial services sector. Companies in the same economic sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. Generally, the more broadly the Fund invests, the more it spreads risk and potentially reduces the risks of loss and volatility. The Fund may be more susceptible to the particular risks that may affect companies in the financial services sector than if it were invested in a wider variety of companies in unrelated sectors. Companies in the financial services sector are subject to certain risks, including the risk of regulatory change, decreased liquidity in credit markets and unstable interest rates. Such companies may have concentrated portfolios, such as a high level of loans to real estate developers, which makes them vulnerable to economic conditions that affect that industry. Performance of such companies may be affected by competitive pressures and exposure to investments or agreements that, under certain circumstances, may lead to losses (e.g., subprime loans). Companies in the financial services sector are subject to extensive governmental regulation that may limit the amount and types of loans and other financial commitments they can make, and interest rates and fees that they may charge. In addition, profitability of such companies is largely dependent upon the availability and the cost of capital.
Small Company Securities Risk. Investments in small-capitalization companies (small-cap companies) often involve greater risks than investments in larger, more established companies (larger companies) because small-cap companies tend to have less predictable earnings and may lack the management experience, financial resources, product diversification and competitive strengths of larger companies, and securities of small-cap companies may be less liquid and more volatile than the securities of larger companies.
Value Securities Risk. Value securities are securities of companies that may have experienced, for example, adverse business, industry or other developments or may be subject to special risks that have caused the securities to be out of favor and, in turn, potentially undervalued. The market value of a portfolio security may not meet the portfolio manager's perceived value assessment of that security, or may decline in price, even though the portfolio manager(s) believe(s) the securities are already undervalued. There is also a risk that it may take longer than expected for the value of these investments to rise to the portfolio manager's perceived value. In addition, value securities, at times, may not perform as well as growth securities or the stock market in general, and may be out of favor with investors for varying periods of time.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Capitalization Risk Investing in small to midsized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Initial Public Offerings Risk  Securities purchased in initial public offerings (IPOs) may be issued by companies with limited operating histories or companies that are undercapitalized.  The trading market for these securities may be limited.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage.  The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

99-102

Proposed Substitution 22
Target Fund	Destination Fund
Franklin Small Cap Value VIP Fund Class 1 Franklin Small Cap Value VIP Fund Class 2	AZL® Small Cap Stock Index Fund Class 1 AZL® Small Cap Stock Index Fund Class 2
Investment Objective Long-term total return	Investment Objective The Fund seeks to match the performance of the Standard & Poor's (S&P) SmallCap 600 Index®.
Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small- capitalization (small-cap) companies.  Small-cap companies are companies with market capitalizations (the total market value of a company's outstanding stock) under $3.5 billion at the time of purchase.
The Fund generally invests in equity securities that the Fund's investment manager believes are undervalued at the time of purchase and have the potential for capital appreciation.  The fund invests predominantly in common stocks.  A stock price is undervalued, or is a "value," when it trades at less than the price at which the investment manager believes it would trade if the market reﬂected all factors relating to the company's worth.  Following this strategy, the Fund invests in companies that the investment manager believes have, for example:  stock prices that are low relative to current, or historical or future earnings, book value, cash ﬂow or sales; recent sharp price declines but the potential for good long-term earnings prospects; and valuable intangibles not reﬂected in the stock price. The Fund also may invest in equity real estate investment trusts (REITs).
The types of companies the Fund may invest in include those that may be considered out of favor, such as companies attempting to recover from bankruptcy, business setbacks or adverse events (turnarounds) or cyclical downturns,  or that may be considered potential takeover targets.
The Fund may invest up to 25% of its total assets in foreign securities.

Principal Investment Strategies
The subadviser normally invests in all of the stocks in the S&P SmallCap 600® Index in proportion to their weighting in the index.
Under normal market conditions, the Fund invests at least 80% of its assets, plus any borrowings for investment purposes, in investments of small capitalization companies, which for this purpose are companies with market capitalizations (the total market value of a company's outstanding stock) at the time of purchase included in the S&P SmallCap 600 Index.
The subadviser attempts to have a correlation between the Fund's performance and that of the index of at least 0.95 before expenses.  A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.
The S&P SmallCap 600® Index is an unmanaged index composed of 600 domestic stocks with market capitalizations ranging between approximately $300 million and $2.0 billion, depending on index composition.  S&P® adjusts each company's stock weighting in the index by the number of available float shares (those shares available to public investors) divided by the total shares outstanding of the company, which means larger companies with more available float shares have greater representation in the index than smaller ones.
In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index.  However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index.  The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.

Principal Risks	Principal Risks
• Market The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.
Stock prices tend to go up and down more dramatically than those of debt securities. A slower growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.
• Value Style Investing A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.
Cyclical stocks in which the Fund may invest tend to lose value more quickly in periods of anticipated economic downturns than non-cyclical stocks. Companies that may be considered out of favor, particularly companies emerging from bankruptcy, may tend to lose value more quickly in periods of anticipated economic downturns, may have difficulty retaining customers and suppliers and, during economic downturns, may have difficulty paying their debt obligations or finding additional financing.
• Smaller Companies Securities issued by smaller companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development and limited or less developed product lines and markets. In addition, smaller companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.
• Real Estate Investment Trusts (REITs) A REIT's performance depends on the types, values and locations of the properties it owns and how well those properties are managed. A decline in rental income may occur because of extended vacancies, increased competition from other properties, tenants' failure to pay rent or poor management. Because a REIT may be invested in a limited number of projects or in a particular market segment, it may be more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments. Loss of status as a qualified REIT under the U.S. federal tax laws could adversely affect the value of a particular REIT or the market for REITs as a whole.
• Focus To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.
• Foreign Securities Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.
• Management The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

• Market Risk  The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Selection Risk  Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Index Fund Risk  The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance.  In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Capitalization Risk Investing in small to midsized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Issuer Risk  The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Initial Public Offerings Risk  Securities purchased in initial public offerings (IPOs) may be issued by companies with limited operating histories or companies that are undercapitalized.  The trading market for these securities may be limited.
• Leveraging Risk  The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Derivatives Risk  Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

103-105

APPENDIX C—Fees and Expenses, and Net Assets Comparisons
The following tables compare the investment management fees, 12b-1 fees, and total operating expenses (before and after any waivers and reimbursements), as presented in fund prospectuses dated on or about May 1, 2016, expressed as an annual percentage of average daily net assets, of each Target Fund and the corresponding Destination Fund.
Additionally, the tables below compare the net assets for each Target Fund and corresponding Destination Fund, and show the net assets of each Target Fund held by the Separate Accounts, each as of December 31, 2015.
Proposed Substitution 1
	Target Fund	Destination Fund
	Invesco V.I. International Growth Fund Series 1	AZL® International Index Fund Class 1
Management Fees	0.71%	0.35%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.30%	0.15%
Acquired Fund Fees and Expenses	0.01%	0.00%
Total Annual Fund Operating Expenses	1.02%	0.50%
Fee Waiver/Expense Reimbursement	0.01%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.01%	0.50%
40 Act Registration File	811-07452	811-09491
33 Act Registration File	33-57340	333-83423
Management Fee Breakpoints	0.75%, first $250 million 0.70%, over $250 million	0.35%, all assets

Fund Net Assets (as of December 31, 2015)	$1,771.5 million Series I: $601.7 million	$576.3 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$474,477
Proposed Substitution 2
	Target Fund	Destination Fund
	Oppenheimer Global Fund/VA Non-Service Shares	AZL® International Index Fund Class 1
Management Fees	0.63%	0.35%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.13%	0.15%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.76%	0.50%
Fee Waiver/Expense Reimbursement	0.00%	0.00%

Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.76%	0.50%
40 Act Registration File	811-04108	811-09491
33 Act Registration File	2-93177	333-83423
Management Fee Breakpoints	0.75%, up to $200 million 0.72%, next $200 million 0.69%, next $200 million 0.66%, next $200 million 0.60%, next $4.2 billion 0.58%, over $5 billion	0.35%, all assets

Fund Net Assets (as of December 31, 2015)	$2,487.7 million Non-Service: $1,406.0 million	$576.3 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$58.8 million

Proposed Substitution 3
	Target Fund	Destination Fund
	SP International Growth Portfolio Class II	AZL® International Index Fund Class 2
Management Fees	0.85%	0.35%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses	0.15%	0.15%
Acquired Fund Fees and Expenses	0.38%	0.00%
Total Annual Fund Operating Expenses	1.63%	0.75%
Fee Waiver/Expense Reimbursement	0.22%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.41%	0.75%
40 Act Registration File	811-03623	811-09491
33 Act Registration File	002-80896	333-83423

Fund Net Assets (as of December 31, 2015)	$77.5 million Class II: $6.0 million	$576.3 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$5.7 million
Proposed Substitution 4
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Templeton Foreign VIP Fund Class 1	AZL® International Index Fund Class 1	Templeton Foreign VIP Fund Class 2	AZL® International Index Fund Class 2
Management Fees	0.75%	0.35%	0.75%	0.35%

Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.03%	0.15%	0.03%	0.15%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.78%	0.50%	1.03%	0.75%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.78%	0.50%	1.03%	0.75%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
0.90%, up to $200 million
0.81%, over $200 million
0.775%, over $700 million
0.750%, over $1.2 billion
0.675%, over $1.3 billion
0.655%, over $10 billion
0.635%, over $15 billion
0.615%, over $20 billion
		0.35%, all assets
90%, up to $200 million
0.81%, over $200 million
0.775%, over $700 million
0.750%, over $1.2 billion
0.675%, over $1.3 billion
0.655%, over $10 billion
0.635%, over $15 billion
0.615%, over $20 billion
				0.35%, all assets

Fund Net Assets (as of December 31, 2015)	$2,143.2 million Class 1: $214.2 million	$576.3 million	$2,143.2 million Class 2: $1,456.9 million	$576.3 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$81.1 million		$48.4 million

Proposed Substitution 5
	Target Fund	Destination Fund
	Alger Mid Cap Growth Portfolio Class 1	AZL® Mid Cap Index Fund Class 1
Management Fees	0.76%	0.25%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.20%	0.07%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.96%	0.32%
Fee Waiver/Expense Reimbursement	0.00%	0.00%

Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.96%	0.32%
40 Act Registration File	811-85550	811-09491
33 Act Registration File	33-21722	333-83423
Management Fee Breakpoints	0.76%, up to $1 billion 0.70%, over $1 billion	0.25%, all assets

Fund Net Assets (as of December 31, 2015)	$136.0 million Class 1: $131.6 million	$406.1 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$2.4 million
Proposed Substitution 6
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Small-Mid Cap Growth VIP Fund Class 1	AZL® Mid Cap Index Fund Class 1	Franklin Small-Mid Cap Growth VIP Fund Class 2	AZL® Mid Cap Index Fund Class 2
Management Fees	0.77%	0.25%	0.77%	0.25%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.04%	0.07%	0.04%	0.07%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.81%	0.32%	1.06%	0.57%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.81%	0.32%	1.06%	0.57%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
0.80%, up to $500 million
0.70%, over $500 million
0.65%, over $1 billion
0.60%, over $1.5 billion
0.575%, over $6.5 billion
0.55%, over $11.5 billion
0.54%, over $16.5 billion
0.53%, over $19 billion
0.52%, over $21.5 billion
		0.25%, all assets
0.80%, up to $500 million
0.70%, over $500 million
0.65%, over $1 billion
0.60%, over $1.5 billion
0.575%, over $6.5 billion
0.55%, over $11.5 billion
0.54%, over $16.5 billion
0.53%, over $19 billion
0.52%, over $21.5 billion
				0.25%, all assets

Fund Net Assets (as of December 31, 2015)	$581.6 million Class 1: $87.9 million	$406.1 million	$581.6 million Class 2: $478.6 million	$406.1 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$52.3 million		$57.6 million

Proposed Substitution 7
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Global Real Estate VIP Fund Class 1	AZL® Morgan Stanley Global Real Estate Fund Class 1	Franklin Global Real Estate VIP Fund Class 2	AZL® Morgan Stanley Global Real Estate Fund Class 2
Management Fees	1.05%	0.90%	1.05%	0.90%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.06%	0.14%	0.06%	0.14%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	1.11%	1.04%	1.36%	1.29%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.11%	1.04%	1.36%	1.29%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
1.05%, up to $500 million
0.95%, over $500 million
0.90%, over $1 billion
0.85%, over $1.5 billion
0.83%, over $6.5 billion
0.81%, over $11.5 billion
0.79%, over $16.5 billion
0.78%, over $19 billion
0.77%, over $21.5 billion
		0.90%, all assets
1.05%, up to $500 million
0.95%, over $500 million
0.90%, over $1 billion
0.85%, over $1.5 billion
0.83%, over $6.5 billion
0.81%, over $11.5 billion
0.79%, over $16.5 billion
0.78%, over $19 billion
0.77%, over $21.5 billion
				0.90%, all assets

Fund Net Assets (as of December 31, 2015)	$319.6 million Class 1: $32.1 million	$159.8 million	$319.6 million Class 2: $287.5 million	$159.8 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$31.1 million		$67.2 million

Proposed Substitution 8
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin High Income VIP Fund Class 1	AZL® Pyramis Total Bond Fund Class 1	Franklin High Income VIP Fund Class 2	AZL® Pyramis Total Bond Fund Class 2
Management Fees	0.53%	0.50%	0.53%	0.50%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.06%	0.07%	0.06%	0.07%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.59%	0.57%	0.84%	0.82%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.59%	0.57%	0.84%	0.82%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints	0.625%, up to $100 million 0.50%, over $100 million 0.45%, over $250 million 0.44%, over $7.5 billion 0.43%, over $10 billion 0.42%, over $12.5 billion 0.40%, over $15 billion	0.50%, all assets	0.625%, up to $100 million 0.50%, over $100 million 0.45%, over $250 million 0.44%, over $7.5 billion 0.43%, over $10 billion 0.42%, over $12.5 billion 0.40%, over $15 billion	0.50%, all assets

Fund Net Assets (as of December 31, 2015)	$253.9 million Class 1: $26.8 million	$433.2 million	$253.9 million Class 2: $205.3 million	$433.2 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$26.6 million		$192.1 million

Proposed Substitution 9
	Target Fund	Destination Fund
	Alger Capital Appreciation Portfolio Class 1	AZL® Russell 1000 Growth Index Fund Class 1
Management Fees	0.81%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.12%	0.09%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.93%	0.53%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.93%	0.53%
40 Act Registration File	811-5550	811-09491
33 Act Registration File	33-21722	333-83423
Management Fee Breakpoints	0.81%, up to $2 billion 0.65%, over $2 billion 0.60%, over $4 billion	0.44%, all assets

Fund Net Assets (as of December 31, 2015)	$599.0 million Class 1: $559.3 million	$101.5 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$2.1 million

Proposed Substitution 10
	Target Fund	Destination Fund
	Alger Large Cap Growth Portfolio Class 1	AZL® Russell 1000 Growth Index Fund Class 1
Management Fees	0.71%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.15%	0.09%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.86%	0.53%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.86%	0.53%
40 Act Registration File	811-5550	811-09491
33 Act Registration File	33-21722	333-83423
Management Fee Breakpoints	0.71%, up to $1 billion 0.60%, over $1 billion	0.44%, all assets

Fund Net Assets (as of December 31, 2015)	$288.1 million Class 1: $282.4 million	$101.5 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$2.8 million

Proposed Substitution 11
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Large Cap Growth VIP Fund Class 1	AZL® Russell 1000 Growth Index Fund Class 1	Franklin Large Cap Growth VIP Fund Class 2	AZL® Russell 1000 Growth Index Fund Class 2
Management Fees	0.75%	0.44%	0.75%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.03%	0.09%	0.03%	0.09%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.78%	0.53%	1.03%	0.78%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.78%	0.53%	1.03%	0.78%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints	0.75%, up to $500 million 0.625%, over $500 million 0.50%, over $1 billion	0.44%, all assets	0.75%, up to $500 million 0.625%, over $500 million 0.50%, over $1 billion	0.44%, all assets

Fund Net Assets (as of December 31, 2015)	$271.7 million Class 1: $47.9 million	$101.5 million	$271.7 million Class 2: $223.8 million	$101.5 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$46.9 million		$80.4 million
Proposed Substitution 12
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Invesco V.I. American Franchise Fund Series I	AZL® Russell 1000 Growth Index Fund Class 1	Invesco V.I. American Franchise Fund Series II	AZL® Russell 1000 Growth Index Fund Class 2
Management Fees	0.67%	0.44%	0.67%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.29%	0.09%	0.29%	0.09%

Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.96%	0.53%	1.21%	0.78%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.96%	0.53%	1.21%	0.78%
40 Act Registration File	811-07452	811-09491	811-07452	811-09491
33 Act Registration	33-57340	333-83423	33-57340	333-83423
Management Fee Breakpoints
0.695%, first $250 million
0.67%, next $250 million
0.645%, next $500 million
0.62%, next $550 million
0.60%, next $3.45 billion
0.595%, next $250 million
0.57%, next $2.25 billion
0.545%, next $2.5 billion
0.52%, over $10 billion
		0.44%, all assets
0.695%, first $250 million
0.67%, next $250 million
0.645%, next $500 million
0.62%, next $550 million
0.60%, next $3.45 billion
0.595%, next $250 million
0.57%, next $2.25 billion
0.545%, next $2.5 billion
0.52%, over $10 billion
				0.44%, all assets

Fund Net Assets (as of December 31, 2015)	$655.2 million Class 1: $479.3 million	$101.5 million	$655.2 million Class 2: $175.9 million	$101.5 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$3.3 million		$1.2 million

Proposed Substitution 13
	Target Fund	Destination Fund
	Jennison Portfolio Class II	AZL® Russell 1000 Growth Index Fund Class 2
Management Fees	0.60%	0.44%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses	0.18%	0.09%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.03%	0.78%
Fee Waiver/Expense Reimbursement	0.00%	0.00%

Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.03%	0.78%
40 Act Registration File	811-03623	811-09491
33 Act Registration File	002-80896	333-83423

Fund Net Assets (as of December 31, 2015)	$1,715.2 million Class II: $60.4 million	$101.5 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$11.6 million

Proposed Substitution 14
	Target Fund	Destination Fund
	Davis VA Value Portfolio Class 1	AZL® Russell 1000 Value Index Fund Class 1
Management Fees	0.55%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.07%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.62%	0.52%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.62%	0.52%
40 Act Registration File	811-9293	811-09491
33 Act Registration File	333-76407	333-83423

Fund Net Assets (as of December 31, 2015)	$321.7 million	$193.1 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$48.0 million

Proposed Substitution 15
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Growth and Income VIP Fund Class 1	AZL® Russell 1000 Value Index Fund Class 1	Franklin Growth and Income VIP Fund Class 2	AZL® Russell 1000 Value Index Fund Class 2
Management Fees	0.54%	0.44%	0.54%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.04%	0.08%	0.04%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.58%	0.52%	0.83%	0.77%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.58%	0.52%	0.83%	0.77%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints	0.625%, up to $100 million 0.50%, over $100 million 0.45%, over $250 million 0.44%, over $7.5 billion 0.43%, over $10 billion 0.42%, over $12.5 billion 0.40%, over $15 billion	0.44%, all assets	0.625%, up to $100 million 0.50%, over $100 million 0.45%, over $250 million 0.44%, over $7.5 billion 0.43%, over $10 billion 0.42%, over $12.5 billion 0.40%, over $15 billion	0.44%, all assets

Fund Net Assets (as of December 31, 2015)	$269.4 million Class 1: $144.7 million	$193.1 million	$269.4 million Class 2: $124.7 million	$193.1 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$140.5 million		$64.2 million

Proposed Substitution 16
	Target Fund	Destination Fund
	Invesco V.I. Growth & Income Fund Series I	AZL® Russell 1000 Value Index Fund Class 1
Management Fees	0.56%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.28%	0.08%
Acquired Fund Fees and Expenses	0.01%	0.00%

Total Annual Fund Operating Expenses	0.85%	0.52%
Fee Waiver/Expense Reimbursement	0.06%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.79%	0.52%
40 Act Registration File	811-07452	811-09491
33 Act Registration File	33-57340	333-83423
Management Fee Breakpoints	0.60%, first $500 million 0.55%, over $500 million	0.44%, all assets

Fund Net Assets (as of December 31, 2015)	$1,584.2 million Series I: $149.1 million	$193.1 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$261,027

Proposed Substitution 17
	Target Fund	Destination Fund
	Invesco V.I. Core Equity Fund Series I	AZL® S&P 500 Index Fund Class 1
Management Fees	0.61%	0.17%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.29%	0.07%
Acquired Fund Fees and Expenses	0.01%	0.00%
Total Annual Fund Operating Expenses	0.91%	0.24%
Fee Waiver/Expense Reimbursement	0.01%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.90%	0.24%
40 Act Registration File	811-07452	811-09491
33 Act Registration File	33-57340	333-83423
Management Fee Breakpoints	0.65% first $250 million 0.60% over $250 million	0.17%, all assets

Fund Net Assets (as of December 31, 2015)	Total $1,099.6 million Series I: $921.5 million	$1,243.6 million Class 1: $20.0 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$1.7 million
Proposed Substitution 18
Target Fund	Destination Fund
JPMorgan Insurance Trust U.S. Equity Portfolio Class 1	AZL® S&P 500 Index Fund Class 1

Management Fees	0.55%	0.17%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.21%	0.07%
Acquired Fund Fees and Expenses	0.01%	0.00%
Total Annual Fund Operating Expenses	0.76%	0.24%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.76%	0.24%
40 Act Registration File	811-7874	811-09491
33 Act Registration File	33-66080	333-83423

Fund Net Assets (as of December 31, 2015)	Total: $97.9 million Class 1: $86.5 million	$1,243.6 million Class 1: $20.0 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$117,858

Proposed Substitution 19
	Target Fund	Destination Fund
	Oppenheimer Main Street Fund/VA Class 1	AZL® S&P 500 Index Fund Class 1
Management Fees	0.66%	0.17%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.12%	0.07%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.78%	0.24%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.78%	0.24%
40 Act Registration File	811-04108	811-09491
33 Act Registration File	2-93177	333-83423
Management Fee Breakpoints	0.75%, up to $200 million 0.72%, next $200 million 0.69%, next $200 million 0.66%, next $200 million 0.60%, next $200 million 0.58%, next $4 billion 0.56%, over $5 billion	0.17%, all assets

Fund Net Assets (as of December 31, 2015)	$1,233.8 million Non-Service Shares: $518.5 million	$1,243.6 million Class 1: $20.0 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$51.7 million

Proposed Substitution 20
	Target Fund	Destination Fund
	Alger Small Cap Growth Portfolio Class 1	AZL® Small Cap Stock Index Fund Class 1
Management Fees	0.81%	0.26%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.15%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.96%	0.34%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.96%	0.34%
40 Act Registration File	811-5550	811-09491
33 Act Registration File	33-21722	333-83423
Management Fee Breakpoints	0.81%, up to $1 billion 0.75%, over $1 billion	0.26%, all assets

Fund Net Assets (as of December 31, 2015)	$199.7 million	$276.0 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$328,130

Proposed Substitution 21
	Target Fund	Destination Fund
	Columbia Variable Portfolio – Select Smaller-Cap Value Fund Class 1	AZL® Small Cap Stock Index Fund Class 1
Management Fees	0.79%	0.26%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.19%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.98%	0.34%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.98%	0.34%
40 Act Registration File	811-22127	811-09491
33 Act Registration File	333-146374	333-83423
Management Fee Breakpoints	0.79%, first $500 million 0.745%, next $500 million 0.70%, over $1 billion	0.26%, all assets

Fund Net Assets (as of December 31, 2015)	$156.3 million Class 1: $60.7 million	$276.0 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$45.7 million

Proposed Substitution 22
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Small Cap Value VIP Fund Class 1	AZL® Small Cap Stock Index Fund Class 1	Franklin Small Cap Value VIP Fund Class 2	AZL® Small Cap Stock Index Fund Class 2
Management Fees	0.62%	0.26%	0.62%	0.26%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.03%	0.08%	0.03%	0.08%
Acquired Fund Fees and Expenses	0.01%	0.00%	0.01%	0.00%
Total Annual Fund Operating Expenses	0.66%	0.34%	0.91%	0.59%
Fee Waiver/Expense Reimbursement	0.01%	0.00%	0.01%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.65%	0.34%	0.90%	0.59%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints	0.75%, up to $200 million 0.635%, over $200 million 0.60%, over $700 million 0.575%, over $1.2 billion 0.475%, over $1.3 billion	0.26%, all assets	0.75%, up to $200 million 0.635%, over $200 million 0.60%, over $700 million 0.575%, over $1.2 billion 0.475%, over $1.3 billion	0.26%, all assets

Fund Net Assets (as of December 31, 2015)	$1,244.2 million Class 1: $45.9 million	$276.0 million	$1,244.2 million Class 2: $1,172.2 million	$276.0 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2015)	$7.7 million		$40.6 million

SIGNATURES

IN WITNESS WHEREOF, the Section 26 Applicants and Section 17 Applicants have caused this Amended and Restated Application to be duly signed, in the City of Golden Valley, State of Minnesota, on the 27th day of June, 2016.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, on behalf of itself and its
ALLIANZ LIFE VARIABLE ACCOUNT A
 ALLIANZ LIFE VARIABLE ACCOUNT B

By: /s/ Brian Muench
Name: Brian Muench
 Title: Vice President, Investments

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK, on behalf of itself and its
 ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

By: /s/ Brian Muench
Name: Brian Muench
 Title: Vice President, Investments

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

By: /s/ Brian Muench
Name: Brian Muench
 Title: President

EXHIBIT INDEX
A.	Rule 0-2(d) Verifications
B.	Resolutions of Allianz Life Insurance Company of North America, Allianz Life Variable Account A and Allianz Life Variable Account B (previously filed in the Application filed on November 16, 2015)
C.	Resolutions of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C (previously filed in the Application filed on November 16, 2015)
D.	Resolutions of the and Allianz Variable Insurance Products Trust (previously filed in the Application filed on November 16, 2015)

EXHIBIT A

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Amended and Restated Application, dated June 27, 2016, for and on behalf of Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B that he is Vice President, Investments of Allianz Life Insurance Company of North America; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Amended and Restated Application, dated June 27, 2016, for and on behalf of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C; that he is Vice President, Investments of Allianz Life Insurance Company of New York; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Amended and Restated Application, dated June 27, 2016, for and on behalf of the Allianz Variable Insurance Products Trust; that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench